                   SUBJECT TO COMPLETION, DATED JUNE   , 2000
THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE WILL DELIVER TO PURCHASERS OF THESE SECURITIES A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 12, 1999)
                                                 FILE PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-21321

                                5,000,000 SHARES
                                     [LOGO]
                         LOUIS DREYFUS NATURAL GAS CORP.
                                  COMMON STOCK

---------------------------------------------------------

    Of the 5,000,000 shares of common stock being offered, we are selling 3,000,000 shares of common stock and our selling shareholder is offering 2,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

    Our common stock is listed on the New York Stock Exchange under the symbol "LD." The last reported sale price of the common stock on the New York Stock
Exchange on June   , 2000, was $      per share.
                                 --------------

                      INVESTING IN THE SHARES INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-13.
                                 -------------

                                                                                         PER SHARE     TOTAL
                                                                                         ----------  ----------
Public Offering Price                                                                        $           $
Underwriting Discount                                                                        $           $
Proceeds to Louis Dreyfus Natural Gas (before expenses)                                      $           $
Proceeds to Selling Shareholder                                                              $           $

    We have granted the underwriters a 30-day option to purchase up to 750,000 additional shares of common stock on the same terms and conditions as set forth above to cover overallotments, if any.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Lehman Brothers, on behalf of the underwriters, expects to deliver the
shares to purchasers on or about            , 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

      SALOMON SMITH BARNEY

            BANC OF AMERICA SECURITIES LLC

                  DAIN RAUSCHER WESSELS

                        PRUDENTIAL SECURITIES

           , 2000

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
                                                                                                             ---------
Prospectus Summary.........................................................................................        S-3
Risk Factors...............................................................................................       S-13
Forward-Looking Statements.................................................................................       S-18
Use of Proceeds............................................................................................       S-19
Capitalization.............................................................................................       S-20
Price Range of Common Stock and Dividends..................................................................       S-21
Business and Properties....................................................................................       S-22
Management.................................................................................................       S-33
Selling Shareholder........................................................................................       S-36
Underwriting...............................................................................................       S-37
Legal Opinions.............................................................................................       S-40
Experts....................................................................................................       S-40
Certain Definitions........................................................................................       S-40

                                                      PROSPECTUS
About this Prospectus......................................................................................          2
Certain Forward-Looking Statements.........................................................................          3
Louis Dreyfus Natural Gas Corp.............................................................................          3
The Trusts.................................................................................................          3
Use of Proceeds............................................................................................          4
Ratio of Earnings to Fixed Charges.........................................................................          4
Description of the Securities We May Offer.................................................................          5
Description of Common Stock................................................................................          7
Description of Preferred Stock.............................................................................          8
Description of Debt Securities.............................................................................          9
Description of the Trust Preferred Securities..............................................................         20
Description of the Trust Preferred Securities Guarantee....................................................         25
Relationship among the Trust Preferred Securities, the Trust Preferred Securities Guarantee and the
  Subordinated Debt Securities Held by the Trust...........................................................         28
Plan of Distribution.......................................................................................         28
Validity of Offered Securities.............................................................................         30
Experts....................................................................................................         30
Where You Can Find More Information........................................................................         30
Incorporation by Reference.................................................................................         31

                               PROSPECTUS SUMMARY

    The following summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, the accompanying prospectus and the documents to which we have referred you. Certain terms used in this prospectus supplement and the accompanying prospectus are defined under the section "Certain Definitions."

                        ABOUT LOUIS DREYFUS NATURAL GAS

    Louis Dreyfus Natural Gas is one of the largest independent natural gas companies in the United States. We are engaged in the development, exploration, acquisition, production and marketing of natural gas and crude oil in three core areas: the Permian Region, the Mid-Continent Region and the Gulf Coast Region (collectively, the "Core Areas"). By geographically concentrating our operations, we achieve cost and marketing economies and a strong technical knowledge of the geology and reservoir characteristics of producing formations within our Core Areas. We grow our company through a blend of low-risk development and high-impact exploration projects, and through strategic acquisitions. Over the five years ended December 31, 1999, our proved reserves, production and EBITDAX have grown at compound annual rates of 16%, 18% and 18%, respectively. Natural gas comprised 88% of our 1.5 Tcfe proved reserve position as of December 31, 1999.

    In each of our Core Areas, we have developed significant geological, geophysical and engineering expertise and established critical mass by accumulating large acreage positions and seismic data. Our large-scale development drilling program is sustained by an inventory of 1,575 identified drilling locations on 1.4 million gross held-by-production acres at December 31, 1999. Significant exploration drilling projects are conducted on large acreage holdings supported by over 4,000 square miles of 3D seismic data. In recent years our exploration efforts have concentrated on the Lower Wilcox and Vicksburg Trends in South Texas, the shallow water off the coast of Texas and the Morrow/Springer formation in the Texas Panhandle and Anadarko Basin in western Oklahoma. Over the five-year period ended December 31, 1999, we added 767 Bcfe through our exploration and development drilling activities, including revisions, replacing 164% of our production. In 1999, we replaced 175% of our production through drilling at a cost of $.67 per Mcfe, including revisions, with a drilling completion success rate of 92% on the 229 wells drilled during the year.

    With the expansion and success of our drilling program over the past five years, we are able to maintain a disciplined approach to proved reserve acquisitions. We pursue attractive acquisition opportunities to expand our inventory of drilling locations and to realize operating and marketing synergies within our Core Areas. Over the five-year period ended December 31, 1999, we acquired 548 Bcfe of proved reserves at a cost of $.99 per Mcfe. Production replacement through both proved reserve acquisitions and drilling activities was 278% during the same period.

    By operating properties that contain over 80% of our proved reserves, we are better able to control the selection, timing and costs of our exploration, development and production activities. Our efforts to manage and reduce per unit operating and overhead costs have led to a 15% decrease in such costs over the past four years. With a low cost structure and high price realizations due to volume aggregations in our Core Areas we believe our $1.59 per Mcfe operating cash margin (oil and gas sales less operating and overhead costs) in 1999 was among the highest reported by any peer company.

    Our principal executive office is located at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134, and our telephone number is
(405) 749-1300.

BUSINESS STRATEGY

    Our objective is to increase shareholder value by achieving consistent growth in reserves, production, operating cash flow and earnings. We seek to achieve this objective by implementing the following strategies:

    DOMESTIC NATURAL GAS FOCUS. Since 1990 we have concentrated our drilling and acquisition efforts on building a large domestic natural gas reserve position. We believe the supply and demand fundamentals for domestic natural gas are favorable for continued strength in natural gas prices in the future. Our
1.3 Tcf of proved natural gas reserves in the United States at the end of 1999 ranks us in the top 10 of all independent exploration and production companies.

    TIGHT GEOGRAPHIC CONCENTRATION. We have focused our assets and operations in Core Areas with mature producing basins characterized by multiple pay sands and significant potential for discovering, developing and aggregating natural gas reserves. This large, concentrated property base gives us the size to achieve economies in both drilling and operating cost savings and in product price improvements. We owned 2.5 million gross acres and interests in approximately 9,400 wells at the end of 1999.

    GROWTH THROUGH DRILLING. Our primary growth strategy is to execute a balanced exploration and development drilling program. We believe that a successful drilling program is superior to an acquisition growth strategy in delivering consistent production and reserve additions. Our low risk development drilling program has been an important source of production and reserve additions and is concentrated in areas where multiple productive oil and gas formations are likely to be encountered. Our expanded exploration activity exposes us to significant production and reserve growth potential. We reduce risk in our exploration drilling by utilizing our considerable knowledge base and technical expertise gained as a result of:

    - Extensive operating and drilling experience in our Core Areas;

    - 32 geoscientists and reservior engineers averaging over 20 years of experience;

    - use of 3-D seismic analysis, computer aided mapping and reservoir simulation modeling.

    STRATEGIC ACQUISITIONS. We pursue attractive proved reserve acquisitions which complement our other strategies. The following criteria are used to screen acquisition opportunities:

    - domestic natural gas reserves;

    - geographic concentration in our Core Areas;

    - additional exploration and development potential;

    - high degree of operatorship.

These criteria combined with our technical and operating expertise allow us to achieve operating synergies and to integrate acquisitions with minimal incremental administrative cost. We acquired 548 Bcfe of proved reserves at an average cost of $0.99 per Mcfe over the five-year period ending December 31, 1999. We believe these results compare favorably to industry averages.

    FINANCIAL FLEXIBILITY. We emphasize conservative capitalization in order to maintain operating and financial flexibility to fund acquisitions and exploration and development drilling. Additionally, we manage a portion of the operating cash flow risk associated with decreases in prices of natural gas and crude oil by entering into fixed-price contracts. Proceeds from this offering will be used to repay the majority of the debt incurred in connection with the Costilla Acquisition, leaving approximately $135 million of our revolving credit facility undrawn, assuming a public offering price of $32.94 per share.

                                 RECENT EVENTS

COSTILLA ACQUISITION SUMMARY

    On June 15, 2000, we acquired substantially all of the oil and gas properties of Costilla Energy, Inc. for approximately $126 million. The acquired properties are comprised of the following as of the acquisition date:

    - 135 Bcfe of total proved reserves

    - 117 Bcf of proved natural gas reserves (87% of total proved reserves)

    - 99 Bcfe of proved developed reserves (74% of total proved reserves)

    - 1,011 gross producing wells

    - 607 net producing wells

    - 564 operated wells (56% of total well count and representing approximately 80% of net daily production)

    - 307,042 gross acres

    - 165,039 net acres

    - 44 MMcfe of average net daily production

    The Costilla properties are primarily located within our three Core Areas. A substantial portion of the total identified value is contained within fields in which we have a significant ownership position, the largest being the SW Speaks field in Lavaca County, Texas. Because of our knowledge base in these fields, we have already identified significant exploration and development potential for future reserve additions. Other Costilla acreage is primarily located adjacent to where we are conducting an active drilling program and have enjoyed considerable success. We expect that this acreage position will also make a significant contribution to future reserve growth. We presently own approximately 334 square miles of 3D seismic data covering portions of the Costilla acreage, including acreage we expect to contribute to future reserve additions.

    We believe that the return on investment from these properties will greatly benefit from operational synergies due to their close proximity to our existing property base. We expect these synergies to result in lower operating costs, improved commodity price realizations and substantially lower overhead costs than had historically been incurred or realized by Costilla for these same properties.

    The purchase price for the Costilla Acquisition has been funded through availability under our revolving bank credit facility. Proceeds from this offering will be used to repay the majority of the debt incurred to fund the acquisition. This will allow us to pursue our 2000 drilling program without reducing our $210 million capital budget, and to invest an additional $8 million during 2000 in drilling on the Costilla properties.

    We have entered into two costless collars to hedge a portion of the production from the acquisition. The first collar hedges 20 MMcf per day for 2001 at a floor price of $3.13 and a ceiling price of $4.25 per MMBtu. The second collar hedges 20 MMcf per day in 2002 at a floor price of $2.84 and a ceiling price of $3.94 per MMBtu. We may decide to hedge additional production from the acquisition in the future.

UNAUDITED SELECTED PRO FORMA FINANCIAL AND OPERATING INFORMATION

    Provided below is summary selected pro forma financial and operating data which gives effect to the Costilla Acquisition, the offering of the 3,000,000 shares hereby and the use of proceeds from the offering to reduce debt. The historical financial information for the periods indicated should be read in conjunction with our consolidated financial statements and related notes and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the accompanying prospectus. The summary historical financial information as of and for the three months ended March 31, 2000 and the pro forma financial information is unaudited. The historical results for the three months ended March 31, 2000 and the pro forma financial results are not necessarily indicative of our future performance.

    The following unaudited pro forma income statement data, statement of cash flows data and operating information for the three months ended March 31, 2000 and the year ended December 31, 1999 give effect to the Costilla Acquisition, as adjusted for the offering of the 3,000,000 shares hereby and the use of proceeds from the offering to reduce debt, as if they had occurred on January 1, 1999. The pro forma balance sheet information gives effect to the Costilla Acquisition, the offering and the use of proceeds to reduce debt as if they had occurred on March 31, 2000. Proceeds from the offering are based on the issuance of 3,000,000 shares at an assumed offering price of $32.94 per share, the closing price of our common stock on June 14, 2000. This pro forma information has been prepared pursuant to regulations prescribed by the Securities and Exchange Commission. The unaudited pro forma income statement data, statement of cash flows data and operating information do not consider the effects of any operating synergies expected to be realized upon our taking control of the Costilla properties.

PRO FORMA FINANCIAL INFORMATION

                                                              THREE MONTHS ENDED               YEAR ENDED
                                                                MARCH 31, 2000              DECEMBER 31, 1999
                                                          ---------------------------  ---------------------------
                                                                        PRO FORMA(1)                 PRO FORMA(1)
                                                           HISTORICAL    AS ADJUSTED    HISTORICAL    AS ADJUSTED
                                                          ------------  -------------  ------------  -------------
                                                          (UNAUDITED)    (UNAUDITED)                  (UNAUDITED)

                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Oil and gas sales.......................................  $     87,363   $    98,083   $    290,878   $   331,108
Change in derivative fair value.........................        (8,163)       (8,163)          (442)         (442)
Other income............................................         1,254         1,254         12,170        12,170
                                                          ------------   -----------   ------------   -----------
    Total revenues......................................        80,454        91,174        302,606       342,836
                                                          ------------   -----------   ------------   -----------
Operating costs.........................................        17,154        20,110         66,039        79,190
General and administrative..............................         6,092         6,264         23,995        24,685
Exploration costs.......................................         3,243         3,243         14,258        14,258
Depreciation, depletion and amortization................        30,258        34,670        117,080       138,935
Impairment(2)...........................................            --            --          4,877         4,877
Interest................................................         9,426         9,986         40,667        42,906
                                                          ------------   -----------   ------------   -----------
    Total expenses......................................        66,173        74,273        266,916       304,851
                                                          ------------   -----------   ------------   -----------
Income before income taxes..............................        14,281        16,901         35,690        37,985
Income taxes............................................         5,426         6,422         14,276        15,148
                                                          ------------   -----------   ------------   -----------
Net income..............................................  $      8,855   $    10,479   $     21,414   $    22,837
                                                          ============   ===========   ============   ===========
Net income per share--basic and diluted.................  $        .22   $       .24   $        .53   $       .53
                                                          ============   ===========   ============   ===========
Weighted average number of common shares
    Basic...............................................        40,235        43,235         40,153        43,153
    Diluted.............................................        40,804        43,804         40,389        43,389
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating activities...............  $     51,740   $    58,772   $    181,556   $   205,706
EBITDAX(3)..............................................        65,371        72,963        213,014       239,403
BALANCE SHEET DATA (AT END OF PERIOD):
Oil and gas properties, net.............................  $  1,135,480   $ 1,266,984   $  1,104,804           n/a
Total assets............................................     1,248,096     1,379,152      1,227,087           n/a
Long-term debt, including current portion...............       561,520       593,091        555,222           n/a
Stockholders' equity....................................       486,777       580,262        498,782           n/a

------------------------
(1) On June 15, 2000, we purchased substantially all of the oil and gas properties of Costilla Energy, Inc. for approximately $126 million. The acquisition will be accounted for using the purchase method of accounting. The preceding pro forma information includes the following adjustments:

    INCOME STATEMENT DATA

    - Our historical revenue and operating cost information presented above has been adjusted for the historical direct revenues and operating expenses attributable to the Costilla properties acquired.

    - Our historical general and administrative costs have been adjusted to reflect the incremental overhead costs expected to be incurred to manage the Costilla properties.

    - Our historical depreciation, depletion and amortization expense has been adjusted to reflect the allocation of the purchase price to the Costilla properties. Depreciation, depletion and amortization expense has been calculated based on the units of production method.

    - Our historical interest expense has been adjusted for the incremental debt incurred to fund the Costilla acquisition, net of proceeds from the offering.

    - Our historical income taxes have been adjusted for the change in pro forma net income at an effective income tax rate of 38%.

    BALANCE SHEET INFORMATION

    - Historical oil and gas properties and total assets have been adjusted for the purchase price of the Costilla properties acquired.

    - Historical long-term debt has been adjusted for the increase in indebtedness advanced to fund the purchase price of the Costilla properties, as reduced by the estimated net proceeds from the offering.

    - Historical stockholders' equity has been adjusted for the effect of the offering.

(2) The 1999 impairment charge resulted primarily from downward reserve revisions for certain offshore properties.

(3) EBITDAX is defined as income (loss) before interest, income taxes, depreciation, depletion and amortization, impairment and exploration costs. We believe that EBITDAX is a financial measure commonly used in the oil and gas industry as an indicator of a company's ability to service and incur debt. However, EBITDAX should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDAX measures as presented may not be comparable to other similarly titled measures of other companies.

PRO FORMA OPERATING DATA

                                                                 THREE MONTHS ENDED              YEAR ENDED
                                                                   MARCH 31, 2000             DECEMBER 31, 1999
                                                             --------------------------  ---------------------------
                                                             HISTORICAL   PRO FORMA(1)    HISTORICAL   PRO FORMA(1)
                                                             -----------  -------------  ------------  -------------
PRODUCTION:
Oil production (MBbls).....................................         699            815          2,965         3,503
Natural gas production (MMcf)..............................      27,588         30,903        107,979       124,620
Equivalent production (MMcfe)..............................      31,782         35,793        125,769       145,638

AVERAGE SALES PRICE:
Oil price (per Bbl):
    Wellhead price.........................................   $   27.10    $     27.02   $      17.32   $     17.27
    Effect of Fixed-Price Contracts(2).....................       (3.81)         (3.26)          (.56)         (.47)
                                                              ---------    -----------   ------------   -----------
    Total..................................................   $   23.29    $     23.76   $      16.76   $     16.80
                                                              =========    ===========   ============   ===========
Natural gas price (per Mcf):
    Wellhead price.........................................   $    2.52    $      2.50   $       2.20   $      2.16
    Effect of Fixed-Price Contracts(2).....................         .06            .05            .03           .02
                                                              ---------    -----------   ------------   -----------
    Total..................................................   $    2.58    $      2.55   $       2.23   $      2.18
                                                              =========    ===========   ============   ===========

Average sales price (per Mcfe).............................   $    2.75    $      2.74   $       2.31   $      2.27

OPERATING AND OVERHEAD COSTS (PER MCFE):
Lease operating expenses...................................   $     .40    $       .42   $        .41   $       .42
Production taxes...........................................         .14            .14            .12           .12
General and administrative.................................         .19            .18            .19           .17
                                                              ---------    -----------   ------------   -----------
Total......................................................   $     .73    $       .74   $        .72   $       .71
                                                              =========    ===========   ============   ===========

CASH OPERATING MARGIN (PER MCFE)...........................   $    2.02    $      2.00   $       1.59   $      1.56

------------------------

(1) On June 15, 2000, we purchased substantially all of the oil and gas properties of Costilla Energy, Inc. for approximately $126 million. The pro forma information presented above adjusts our historical operating information for the historical operating information attributable to the acquired Costilla properties for the corresponding periods. Our historical general and administrative cost information has been adjusted to reflect the incremental overhead costs expected to be incurred to manage the Costilla properties.

(2) Effect of Fixed-Price Contracts represents the hedging results from our Fixed-Price Contracts.

                                  THE OFFERING

Common stock offered by Louis Dreyfus Natural
  Gas........................................  3,000,000 shares

Common stock offered by selling
  shareholder................................  2,000,000 shares

Total common stock offered...................  5,000,000 shares

Common stock to be outstanding after this
  offering...................................  43,752,931 shares(1)

Use of proceeds..............................  To reduce debt under our revolving bank credit facility incurred in connection with
                                               the Costilla Acquisition. See "Use of
                                               Proceeds."

New York Stock Exchange Symbol...............  LD

------------------------

(1) Does not include 750,000 shares of common stock that may be sold by us upon exercise of the underwriters' overallotment option, 1,815,984 shares of common stock reserved for issuance pursuant to outstanding stock options at an average exercise price of $17.57 per share, and 1,247,837 shares of common stock reserved for issuance pursuant to outstanding stock purchase warrants at an average exercise price of $17.81 per share. In addition, an aggregate of 411,145 shares are available to be granted under our Stock Option Plan.

                                  RISK FACTORS

    You should consider carefully the "Risk Factors" beginning on page S-13 of this prospectus supplement before making an investment in the common stock.

                             SUMMARY FINANCIAL DATA

    The following table presents a summary of our financial information for the periods indicated. It should be read in conjunction with our consolidated financial statements and related notes and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in the accompanying prospectus. The summary financial information as of and for the three months ended March 31, 2000 and 1999, is unaudited. The results for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year.

SELECTED FINANCIAL DATA

                                                THREE MONTHS ENDED
                                                    MARCH 31,                      YEARS ENDED DECEMBER 31,
                                               --------------------  -----------------------------------------------------
                                                 2000       1999       1999       1998      1997(4)     1996       1995
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (UNAUDITED)    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Oil and gas sales............................  $  87,363  $  58,155  $ 290,878  $ 271,575  $ 222,016  $ 185,558  $ 163,366
Change in derivative fair value..............     (8,163)    (2,975)      (442)    17,346         --         --         --
Other income (loss)..........................      1,254      1,943     12,170      4,462     10,901      3,947       (418)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total revenues.............................     80,454     57,123    302,606    293,383    232,917    189,505    162,948
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating costs..............................     17,154     15,593     66,039     66,295     49,169     44,615     35,352
General and administrative...................      6,092      5,815     23,995     25,971     18,855     16,325     16,631
Exploration costs............................      3,243      3,939     14,258     34,543      8,956      4,965         --
Depreciation, depletion and amortization.....     30,258     28,130    117,080    131,408     79,325     65,278     57,796
Impairment(1)................................         --         --      4,877     52,522     75,198         --     15,694
Interest.....................................      9,426     10,014     40,667     40,849     28,737     26,822     21,736
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total expenses.............................     66,173     63,491    266,916    351,588    260,240    158,005    147,209
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and
  cumulative effect of accounting change.....     14,281     (6,368)    35,690    (58,205)   (27,323)    31,500     15,739
Income taxes.................................      5,426     (2,547)    14,276    (13,924)   (11,261)    10,398      4,722
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) before cumulative effect of
  accounting change..........................      8,855     (3,821)    21,414    (44,281)   (16,062)    21,102     11,017
Cumulative effect of accounting change, net
  of tax(2)..................................         --         --         --        964         --         --         --
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)............................  $   8,855  $  (3,821) $  21,414  $ (43,317) $ (16,062) $  21,102  $  11,017
                                               =========  =========  =========  =========  =========  =========  =========
Net income (loss) before cumulative effect of
  accounting change per share................  $     .22  $    (.10) $     .53  $   (1.10) $    (.53) $     .76  $     .40
Cumulative effect of accounting change per
  share(2)...................................         --         --         --        .02         --         --         --
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share--basic and
  diluted....................................  $     .22  $    (.10) $     .53  $   (1.08) $    (.53) $     .76  $     .40
                                               =========  =========  =========  =========  =========  =========  =========
Weighted average diluted common shares.......     40,804     40,110     40,389     40,107     30,233     27,810     27,804

STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating activities....  $  51,740  $  32,958  $ 181,556  $ 147,438  $ 129,846  $ 101,761  $  89,515
Net cash used in investing activities........     62,930     54,069    167,662    215,274    216,603    150,857    171,540
Net cash provided by (used in) financing
  activities.................................      6,776     19,412     (6,773)    64,837     84,546     55,261     80,629
EBITDAX(3)...................................     65,371     38,690    213,014    183,771    164,893    128,565    110,965

BALANCE SHEET DATA (AT END OF PERIOD):
Oil and gas properties, net..................  $1,135,480 $1,089,577 $1,104,804 $1,064,206 $1,077,091 $ 652,257  $ 584,900
Total assets.................................  1,248,096  1,269,942  1,227,087  1,283,808  1,210,954    733,613    634,937
Long-term debt, including current portion....    561,520    618,440    555,222    596,844    563,344    343,907    314,760
Stockholders' equity(2)......................    486,777    496,877    498,782    519,461    469,204    263,693    242,581

------------------------------

(1) Impairment charges were recorded in 1995 in connection with the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." Substantially all of the 1997 impairment was associated with the allocation of the purchase price to the properties acquired in connection with our acquisition of American Exploration Company. The 1998 impairment resulted primarily from a significant decline in oil prices. The 1999 impairment resulted primarily from downward reserve revisions for certain offshore properties.

(2) In 1998, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" which established new accounting and reporting guidelines for derivative instruments and hedging activities. In addition to the effect of this adoption on net income, stockholders' equity increased by $93.3 million as a result of recognizing the fair value of our Fixed-

    Price Contracts in our balance sheet as of December 31, 1998 and reclassifying deferred gains and losses from price risk management activities to accumulated other comprehensive income.

(3) EBITDAX is defined as income (loss) before interest, income taxes, depreciation, depletion and amortization, impairment, exploration costs and change in derivative fair value. We believe that EBITDAX is a financial measure commonly used in the oil and gas industry as an indicator of a company's ability to service and incur debt. However, EBITDAX should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDAX measures as presented may not be comparable to other similarly titled measures of other companies.

(4) In October 1997, we closed an acquisition of American Exploration Company which resulted in a significant increase in our size.

                       SUMMARY OPERATING AND RESERVE DATA

    The following table shows certain summary information with respect to production and sales of oil and gas and related costs and estimates of our proved reserves. We have prepared our estimates of proved reserves, the future net revenues and the discounted present value. These estimates have been reviewed and reported on by Ryder Scott Company, our independent petroleum engineers. See "Business and Properties" and "Risk Factors."

                                             THREE MONTHS ENDED
                                                 MARCH 31,                      YEARS ENDED DECEMBER 31,
                                            --------------------  -----------------------------------------------------
                                              2000       1999       1999       1998       1997       1996       1995
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
PRODUCTION:
Oil production (MBbls)....................        699        742      2,965      3,430      2,088      1,849      1,695
Natural gas production (MMcf).............     27,588     25,468    107,979    101,066     71,731     63,910     51,264
Equivalent production (MMcfe).............     31,782     29,922    125,769    121,647     84,262     75,004     61,434
Percent of oil production hedged by
  Fixed-Price
  Contracts (%)...........................         72%         0%        19%        16%        33%        67%        86%
Percent of gas production hedged by
  Fixed-Price Contracts (%)...............         29%        35%        55%        50%        60%        51%        62%
AVERAGE SALES PRICE:
Oil price (per Bbl):
  Wellhead price..........................  $   27.10  $   11.09  $   17.32  $   12.42  $   19.48  $   21.29  $   17.09
  Effect of Fixed-Price Contracts(1)......      (3.81)        --       (.56)       .63        .38      (1.73)       .64
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total...................................  $   23.29  $   11.09  $   16.76  $   13.05  $   19.86  $   19.56  $   17.73
                                            =========  =========  =========  =========  =========  =========  =========
Natural gas price (per Mcf):
  Wellhead price..........................  $    2.52  $    1.67  $    2.20  $    2.03  $    2.59  $    2.32  $    2.15
  Effect of Fixed-Price Contracts(1)......        .06        .29        .03        .21       (.07)       .02        .45
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total.................................  $    2.58  $    1.96  $    2.23  $    2.24  $    2.52  $    2.34  $    2.60
                                            =========  =========  =========  =========  =========  =========  =========
Average sales price (per Mcfe)............  $    2.75  $    1.94  $    2.31  $    2.23  $    2.63  $    2.47  $    2.66
OPERATING AND OVERHEAD COSTS (PER MCFE):
Lease operating expenses..................  $     .40  $     .43  $     .41  $     .44  $     .45  $     .47  $     .47
Production taxes..........................        .14        .09        .12        .11        .14        .12        .11
General and administrative................        .19        .19        .19        .21        .22        .22        .27
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total.....................................  $     .73  $     .71  $     .72  $     .76  $     .81  $     .81  $     .85
                                            =========  =========  =========  =========  =========  =========  =========
CASH OPERATING MARGIN (PER MCFE)..........  $    2.02  $    1.23  $    1.59  $    1.47  $    1.82  $    1.66  $    1.81
OTHER:
Depreciation, depletion and
  amortization--oil and gas
  properties(2)...........................  $     .92  $     .89  $     .89  $    1.04  $     .88  $     .82  $     .88
Reserve Replacement Cost(3)(4)............        n/a        n/a        .70        .85       1.81        .71        .70
ESTIMATED NET PROVED RESERVES (AS OF THE
  RESPECTIVE YEAR-END):
Natural gas (MMcf)........................        n/a        n/a  1,294,029  1,193,666  1,028,752    849,199    753,919
Oil (MBbls)...............................        n/a        n/a     28,372     24,416     29,109     23,497     20,360
Total (MMcfe).............................        n/a        n/a  1,464,258  1,340,161  1,203,405    990,179    876,076
Reserve Replacement Ratio(4)..............        n/a        n/a        207%       219%       396%       254%       430%
Reserve Life (in years)(4)................        n/a        n/a       11.6       11.0       10.7       13.2       14.3
Estimated Future Net Revenues
  (MM$)(4)(5).............................        n/a        n/a  $ 2,136.0  $ 1,676.8  $ 1,926.0  $ 2,643.8  $ 1,092.4
Present Value (MM$)(4)(5).................        n/a        n/a  $ 1,049.7  $   811.1  $ 1,002.6  $ 1,303.7  $   524.4

------------------------------

(1) Effect of Fixed-Price Contracts represents the realized hedging results from our Fixed-Price Contracts.

(2) Does not include impairments.

(3) Amounts for 1997 include the allocated purchase price of our acquisition of American Exploration Company.

(4) See "Certain Definitions."

(5) The prices used in calculating Estimated Future Net Revenues and the Present Value do not consider our Fixed-Price Contracts for the corresponding volumes and production periods. Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues. See "Business and Properties--Reserves."

                                  RISK FACTORS

    Before you buy any shares of common stock offered by this prospectus supplement and the accompanying prospectus you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, together with all of the other information in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference, before you decide to purchase any shares.

A SUBSTANTIAL DECREASE IN OIL AND NATURAL GAS PRICES WOULD HAVE A MATERIAL
  IMPACT ON US

    Our future financial condition and results of operations are dependent upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future. This price volatility also affects our common stock price. Natural gas prices affect us more than oil prices because most of our production and reserves are natural gas. In 1999, we received gas prices at the wellhead ranging from $1.59 to $2.93 per Mcf and in the first three months of 2000, we received gas prices ranging from $2.27 to $2.66 per Mcf. We cannot predict oil and natural gas prices and prices may decline in the future. The following factors have an influence on oil and natural gas prices:

    - relatively minor changes in the supply of and demand for oil and natural gas;

    - weather conditions;

    - market uncertainty;

    - domestic and foreign governmental regulations;

    - the availability and cost of alternative fuel sources;

    - the domestic and foreign supply of oil and natural gas;

    - the price of foreign oil and natural gas;

    - political conditions in oil and natural gas producing regions, including the Middle East; and

    - overall economic conditions.

OUR HEDGING ACTIVITIES MAY PREVENT US FROM TAKING FULL ADVANTAGE OF INCREASES IN
  OIL AND NATURAL GAS PRICES AND MAY EXPOSE US TO OTHER RISKS INVOLVED WITH HEDGING

    We have entered into Fixed-Price Contracts covering a significant portion of our anticipated future production from existing proved oil and natural gas reserves and may enter into similar hedging arrangements in the future. For the years ended December 31, 1999 and 1998, Fixed-Price Contracts hedged 55% and 50%, respectively, of our natural gas production and 19% and 16%, respectively, of our oil production. For the three months ended March 31, 2000, these contracts hedged 29% of our natural gas production and 72% of our crude oil production. As of March 31, 2000, Fixed-Price Contracts hedged 174 Bcfe of our natural gas and oil expected to be produced in future periods, representing 12% of our estimated proved reserves at December 31, 1999. Since March 31, 2000, we have hedged an additional 16 Bcfe of production. Our Fixed-Price Contracts are generally designed to set a minimum price that we will receive for a set volume of production of natural gas or crude oil during a set period of time. These arrangements reduce our risk to declining oil and natural gas prices, but also limit our ability to benefit from any price increases to the extent prices are higher than the prices in our Fixed-Price Contracts. If we do not produce enough oil or natural gas to satisfy the set volumes of the Fixed-Price Contracts, we would be required to satisfy our requirements under the Fixed-Price Contracts on potentially unfavorable terms without the ability to offset that risk through sales of comparable quantities of our own production.

    Our Fixed-Price Contracts also are subject to the risk that the other party to the agreement may be unwilling or unable to satisfy its obligations under the Fixed-Price Contract. In the case of a default and cancellation or termination of a Fixed-Price Contract by the other party to the agreement, a greater portion of our oil and natural gas production would be subject to market prices, which, if the price of oil or natural gas is low, could have an adverse effect on our future operating results. In addition, the associated carrying value of the canceled or terminated contract would be removed from our balance sheet.

    We are also required to post margin in the form of bank letters of credit or treasury bills under certain of our Fixed-Price Contracts. In some cases the amount of margin is fixed and in other cases the amount changes as the market value of the respective contract changes, or if certain financial tests are not met. If natural gas prices rise, or if we fail to meet the financial tests contained in certain of our Fixed-Price Contracts, margin requirements could increase significantly. We believe that we will be able to meet margin requirements through credit lines that we have or may obtain in the future. If we are unable to meet our margin requirements, we could be forced to terminate a contract and be required to pay damages to the other parties to the contract. The damages generally approximate the cost the other party would incur in replacing the contract.

ESTIMATING OUR RESERVES, FUTURE NET CASH FLOWS AND FAIR VALUE OF FIXED-PRICE
  CONTRACTS IS DIFFICULT TO DO WITH ANY CERTAINTY

    There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included or incorporated by reference in this prospectus supplement and accompanying prospectus represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

    Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, performance of the other parties under our Fixed-Price Contracts, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

    The fair value of our Fixed-Price Contracts is estimated based on market prices of natural gas and crude oil for the periods covered by the contracts, many of which last for several years, as well as our estimate of counterparty performance and credit risk. The terms and conditions of our fixed price physical delivery contracts and certain financial swaps are uniquely tailored to our circumstances. Also, the determination of market prices for natural gas beyond a five-year horizon is subject to significant judgment and estimation. As a result, the fair value of our Fixed-Price Contracts as reflected in our financial statements does not necessarily represent the value a third party would pay to assume our positions.

WE MAY INCUR ADDITIONAL WRITE-DOWNS OF THE CARRYING VALUES OF OUR PROPERTIES

    Accounting rules require that we review periodically the carrying value of our oil and gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of oil and gas properties. A write-down constitutes a charge to earnings, but does not impact our cash flows from operating activities. We incurred impairment charges totaling $4.9 million in 1999 and $52.5 million in 1998. Future impairment charges may occur which would have a material adverse effect on our net income in the period taken, but would not affect our cash flows.

OUR FUTURE PERFORMANCE DEPENDS UPON OUR ABILITY TO FIND OR ACQUIRE ADDITIONAL
  OIL AND NATURAL GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE

    Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. We historically have succeeded in replacing reserves through drilling and acquisitions. We may not be able to continue to replace reserves at acceptable costs. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to maintain or expand our oil and natural gas reserves if cash flows from operations are reduced, due to lower oil and natural gas prices or otherwise, or if external sources of capital become limited or unavailable. In addition, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reserves will be encountered. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations for which proved reserves have not been discovered.

    We are continually identifying and evaluating acquisition opportunities. We cannot assure you that we will successfully consummate any future acquisition, that we will be able to acquire producing oil and natural gas properties that contain economically recoverable reserves or that any future acquisition will be profitably integrated into our operations.

OPERATIONAL RISKS IN OUR BUSINESS ARE NUMEROUS AND COULD MATERIALLY IMPACT US

    Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

    - the presence of unanticipated pressure or irregularities in formations;

    - accidents;

    - title problems;

    - weather conditions;

    - compliance with governmental requirements; and

    - shortages or delays in the delivery of equipment.

    Also, our ability to market oil and natural gas production depends upon numerous factors, many of which are beyond our control, including:

    - capacity and availability of oil and natural gas systems and pipelines;

    - effect of federal and state production and transportation regulations; and

    - changes in supply of and demand for oil and natural gas.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE MATERIALLY IMPACTED
  BY UNINSURED LOSSES

    Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents, such as oil spills, gas leaks, salt water spills and leaks, ruptures or discharges of toxic gases. If any of these risks occur in our operations, we could experience substantial losses due to:

    - injury or loss of life;

    - severe damage to or destruction of property, natural resources and equipment;

    - pollution or other environmental damage;

    - clean-up responsibilities;

    - regulatory investigation and penalties; and

    - other losses resulting in suspension of our operations.

    In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

GOVERNMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

    Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These regulations have increased the costs of our operations. In addition, these or future regulations could limit the total number of wells drilled or the allowable production from successful wells which could limit our revenues.

    In addition, we own operated and non-operated working interests in various oil and natural gas leases in the Gulf of Mexico which were granted by the federal government and administered by the federal agency, Minerals Management Service, or MMS. These leases require compliance with detailed and extensive MMS regulations relating to exploration, development, and production specifications of offshore production facilities, and regulations governing the plugging and abandoning of offshore wells and the removal of all production facilities. If deemed to be a threat or harm to the environment, the MMS also may require any company operating on federal leases to suspend or terminate activities in the affected area.

    Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR BUSINESS

    In the event of a release of oil, gas or other pollutants from our operations into the environment, we could incur liability for personal injuries, property damage, cleanup costs and governmental fines. We could potentially discharge these materials into the environment in any of the following ways:

    - from a well or drilling equipment at a drill site;

    - leakage from gathering systems, pipelines, transportation facilities and storage tanks;

    - damage to oil and natural gas wells resulting from accidents during normal operations; and

    - blowouts, cratering and explosions.

    In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. In connection with our acquisition of the Costilla properties, although we did not explicitly assume responsibility for any environmental liabilities relating to the acquired properties arising prior to the effective date of the purchase, third parties could assert that we are responsible for pre-effective date liabilities by virtue of our ownership of the properties and the seller is not obligated to indemnify us. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

    In addition, as a result of our acquisition of American Exploration Company in 1997, the Company is one of numerous defendants in a lawsuit pending in Hidalgo County, Texas alleging $60 million in property damage and lost profits and seeking remediation as a result of hydrocarbon contamination of the groundwater within the City of McAllen, Texas. The plaintiffs' experts produced reports that asserted the Company's gas wells and pipeline facilities were a significant contributor to the contamination, although our investigation into the matter has not found any leaks or spills from our facilities. Because the results of litigation are inherently unpredictable, we cannot assure you that the ultimate outcome of this lawsuit will not have a material adverse effect of the Company.

COMPETITION IN THE OIL AND GAS INDUSTRY IS STRONG AND CAN HARM OUR BUSINESS

    The oil and gas industry is highly competitive. We compete in the areas of proved reserve and undeveloped acreage acquisitions and the development, production and marketing of oil and natural gas, as well as contracting for equipment and recruiting and retaining qualified employees. Our competitors include major oil and natural gas companies, other independent oil and natural gas concerns, natural gas marketing companies, and individual producers and operators. Many of our competitors have financial and other resources which substantially exceed those which are available to us. Competition in the regions in which we own properties may result in occasional shortages or unavailability of drilling rigs and other equipment used in drilling activities, as well as limited availability of and access to pipelines. Competitive circumstances could result in curtailment of activities, increased costs, delays or losses in production or revenues, or cause interests in oil and natural gas leases to lapse.

TWO PURCHASERS OF OUR OIL AND NATURAL GAS PRODUCTION ACCOUNTED FOR APPROXIMATELY
  31% OF OUR TOTAL REVENUE IN 1999

    Our oil and natural gas is sold at the wellhead under contracts with various purchasers. However, approximately thirty one percent of our revenues from these sales in 1999 came from two purchasers. Although alternative purchasers are available to purchase our production at prices substantially similar to the price we receive from our current major customers, the loss of one or both of our major purchasers could have a material adverse effect on our operations and financial condition.

WE ARE CONTROLLED BY A SINGLE SHAREHOLDER; PLEDGE OF SHARES

    S.A. Louis Dreyfus et Cie beneficially owns approximately 51% of our outstanding common stock and will continue to own 43% after this offering. As a result of its ownership, S.A. Louis Dreyfus et Cie has the effective ability to elect all of our directors and to control our business and affairs, including decisions with respect to the acquisition or disposition of assets, the future issuance of our common stock or other securities, dividend policy and decisions with respect to our drilling, operating and acquisition expenditure plans. There are no agreements that would prevent S.A. Louis Dreyfus et Cie from acquiring additional shares of our common stock. S.A. Louis Dreyfus et Cie's ability to prevent or effect a change in control could have an adverse effect on the market price for our common stock. Approximately one-half of the shares owned by S.A. Louis Dreyfus et Cie are required to be pledged to a judgment creditor of one of its subsidiaries pending the outcome of an appeal of the judgment. This appeal is not expected to be completed until 2001. The judgment occurred in a Texas state court and is unrelated to Louis Dreyfus Natural Gas. The sale of all or a portion of these shares could result in a change in control of Louis Dreyfus Natural Gas. See "Selling Shareholder."

                           FORWARD-LOOKING STATEMENTS

    All statements made or incorporated by reference in this prospectus supplement other than purely historical information are "forward-looking statements" within the meaning of the federal securities laws. These statements reflect our current expectations and are based on our historical operating trends, proved reserve and Fixed-Price Contract positions and other currently available information. Forward-looking statements include statements regarding our future drilling plans and objectives and related exploration and development budgets and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements may be preceded by or followed by or otherwise include the words "believes", "expects", "anticipates", "intends", "plans", "estimates", "projects", or similar expressions or statements that certain events "will" or "may" occur. These statements assume that no significant changes will occur in the operating environment for our oil and gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

    The forward-looking statements are subject to all the risks and uncertainties incident to the acquisition, exploration, development and marketing of oil and natural gas reserves, including the risks described under "Risk Factors" above. We may also make material acquisitions or divestitures, modify our Fixed-Price Contract positions or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

    Statements concerning Fixed-Price Contract, interest rate swap and other financial instrument fair values and their estimated contribution to our future results of operations are based upon market information as of a specific date. This market information is often a function of significant judgment and estimation. Further, market prices for oil and gas and market interest rates are subject to significant volatility.

    For all of these reasons, our actual results may vary materially from the forward-looking statements and there is no assurance that the assumptions we have used are necessarily the most likely. We will not update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made.

                                USE OF PROCEEDS

    We expect the net proceeds from the offering of 3,000,000 shares of common stock sold by us to be approximately $93.5 million assuming a pubic offering price of $32.94 per share, after deducting discounts to the underwriters and estimated expenses of this offering that we will pay. If the underwriters exercise in full their option to purchase additional shares, estimated net proceeds that we will receive from the offering will increase to approximately $117.0 million. We will not receive any proceeds from the sale of the 2,000,000 shares of common stock by the selling shareholder.

    We plan to use the net proceeds from the offering to repay a majority of the long-term debt borrowed under our revolving bank credit facility in connection with the Costilla Acquisition. The offering will enable us to aggressively pursue our $210 million capital expenditure program without curtailment, and to invest an additional $8 million during 2000 in drilling activity on the Costilla properties. As of March 31, 2000, the outstanding balance under our revolving credit facility was $256 million, with an average interest rate of 6.6%. Including the effect of interest rate swaps which hedge a portion of the interest rate exposure attributable to this facility, the effective interest rate was 6.0%. Our revolving credit facility has a final maturity of October 14, 2002.

                                 CAPITALIZATION

    The following table presents at March 31, 2000 our historical capitalization, the pro forma effects of the Costilla Acquisition, and as adjusted to give effect to this offering of 3,000,000 shares of common stock by us and the application of the estimated net proceeds from this offering as presented in "Use of Proceeds."

    This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

                                                                                      MARCH 31, 2000
                                                                        ------------------------------------------
                                                                         HISTORICAL       PRO         PRO FORMA
                                                                         PRO FORMA       FORMA      AS ADJUSTED(2)
                                                                        ------------  ------------   ------------

                                                                                      (IN THOUSANDS)
Current portion of long-term debt.....................................  $         --  $         --   $         --
Long-term debt:
    Bank revolving credit facility....................................       255,600       381,104        287,171
    Other bank debt...................................................         6,300         6,300          6,300
    6 7/8% Senior Notes Due 2007, net of discount.....................       199,064       199,064        199,064
    9 1/4% Senior Subordinated Notes Due 2004, net of discount........       100,556       100,556        100,556
                                                                        ------------  ------------   ------------
  Total long-term debt................................................       561,520       687,024        593,091
                                                                        ------------  ------------   ------------
Stockholders' equity:
    Common stock(1)...................................................           405           405            435
    Additional paid-in capital........................................       425,493       425,493        518,948
    Retained earnings.................................................        37,004        37,004         37,004
    Accumulated other comprehensive income(3).........................        24,484        24,484         24,484
    Treasury stock, at cost, 32,139 common shares.....................          (609)         (609)          (609)
                                                                        ------------  ------------   ------------
  Total stockholders' equity..........................................       486,777       486,777        580,262
                                                                        ------------  ------------   ------------
Total capitalization..................................................  $  1,048,297  $  1,173,801   $  1,173,353
                                                                        ============  ============   ============

------------------------

(1) There were 40,519,504 shares of common stock issued and outstanding on March 31, 2000, and 43,519,504 shares outstanding after giving effect to this offering. The number of shares of common stock outstanding excludes
    (a) 750,000 shares of common stock that may be sold by us upon exercise of the underwriters' overallotment option, (b) 2,044,801 shares of common stock reserved for issuance upon exercise of outstanding options granted under our Stock Option Plan, at an average exercise price of $17.47 per share, and
    (c) 1,247,837 shares of common stock reserved for issuance upon exercise of outstanding stock purchase warrants, at an average exercise price of $17.81 per share. In addition, an aggregate of 431,145 shares are available to be granted under our Stock Option Plan.

(2) Reflects the issuance of 3,000,000 shares of common stock by us at an assumed public offering price of $32.94 per share, resulting in estimated net proceeds of $93,485,000, of which $30,000 (equal to the par value of the shares issued) is reflected in common stock and $93,455,000 is reflected in additional paid-in capital. Also reflects the application of the net proceeds to repay a majority of the debt incurred under the bank revolving credit facility to fund the Costilla Acquisition.

(3) Accumulated other comprehensive income is primarily comprised of deferred gains from Fixed-Price Contracts which were monetized prior to maturity, shown net of deferred income tax effects.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    Our common stock is listed on the New York Stock Exchange and traded under the symbol "LD." As of March 1, 2000, we estimate there were approximately 10,000 beneficial owners of our common stock. The high and low sales prices for our common stock, as reported in the New York Stock Exchange composite transactions for the periods indicated, were as follows:

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1998:
  First Quarter................................................................................  $   20.13  $   16.50
  Second Quarter...............................................................................      20.63      15.50
  Third Quarter................................................................................      19.00      10.50
  Fourth Quarter...............................................................................      16.44      12.00

1999:
  First Quarter................................................................................      15.75      11.06
  Second Quarter...............................................................................      22.00      14.25
  Third Quarter................................................................................      23.31      18.88
  Fourth Quarter...............................................................................      21.50      16.00

2000
  First Quarter................................................................................      34.00      15.75
  Second Quarter (through June 14).............................................................      33.75      24.00

    We have not paid dividends, cash or otherwise, subsequent to the date of our initial public offering of common stock in November 1993. Certain provisions of the indenture agreement for our 9 1/4% Senior Subordinated Notes due 2004 restrict our ability to declare or pay cash dividends unless certain financial ratios are maintained. Although it is not currently anticipated that any cash dividends will be paid on the common stock in the foreseeable future, the Board of Directors may review our dividend policy from time to time. In determining whether to declare dividends and the amount of dividends to be declared, the Board will consider relevant factors, including our earnings, capital needs and general financial condition.

                            BUSINESS AND PROPERTIES

GENERAL

    Louis Dreyfus Natural Gas is one of the largest independent natural gas companies in the United States. We are engaged in the development, exploration, acquisition, production and marketing of natural gas and crude oil in three core areas: the Permian Region, the Mid-Continent Region and the Gulf Coast Region (collectively, the "Core Areas"). By geographically concentrating our operations, we achieve cost and marketing economies and a strong technical knowledge of the geology and reservoir characteristics of producing formations within our Core Areas. We grow our company through a blend of low-risk development and high-impact exploration projects, and through strategic acquisitions. Over the five years ended December 31, 1999, our proved reserves, production and EBITDAX have grown at compound annual rates of 16%, 18% and 18%, respectively. Natural gas comprised 88% of our 1.5 Tcfe proved reserve position as of December 31, 1999.

    In each of our Core Areas, we have developed significant geological, geophysical and engineering expertise and established critical mass by accumulating large acreage positions and seismic data. Our large-scale development drilling program is sustained by an inventory of 1,575 identified drilling locations on 1.4 million gross held-by-production acres at December 31, 1999. Significant exploration drilling projects are conducted on large acreage holdings supported by over 4,000 square miles of 3D seismic data. In recent years our exploration efforts have concentrated on the Lower Wilcox and Vicksburg Trends in South Texas, the shallow water off the coast of Texas and the Morrow/Springer formation in the Texas Panhandle and Anadarko Basin in western Oklahoma. Over the five-year period ended December 31, 1999, we added 767 Bcfe through our exploration and development drilling activities, including revisions, replacing 164% of our production. In 1999, we replaced 175% of our production through drilling at a cost of $.67 per Mcfe, including revisions, with a drilling completion success rate of 92% on the 229 wells drilled during the year.

    With the expansion and success of our drilling program over the past five years, we are able to maintain a disciplined approach to proved reserve acquisitions. We pursue attractive acquisition opportunities to expand our inventory of drilling locations and to realize operating and marketing synergies within our Core Areas. Over the five-year period ended December 31, 1999, we acquired 548 Bcfe of proved reserves at a cost of $.99 per Mcfe. Production replacement through both proved reserve acquisitions and drilling activities was 278% during the same period.

    By operating properties that contain over 80% of our proved reserves, we are better able to control the selection, timing and costs of our exploration, development and production activities. Our efforts to manage and reduce per unit operating and overhead costs have led to a 15% decrease in such costs over the past four years. With a low cost structure and high price realizations due to volume aggregations in our Core Areas we believe our $1.59 per Mcfe operating cash margin (oil and gas sales less operating and overhead costs) in 1999 was among the highest reported by any peer company.

    Our principal executive office is located at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134, and our telephone number is
(405) 749-1300.

BUSINESS STRATEGY

    Our objective is to increase shareholder value by achieving consistent growth in reserves, production, operating cash flow and earnings. We seek to achieve this objective by implementing the following strategies:

    DOMESTIC NATURAL GAS FOCUS. Since 1990 we have concentrated our drilling and acquisition efforts on building a large domestic natural gas reserve position. We believe the supply and demand fundamentals for domestic natural gas are favorable for continued strength in natural gas prices in the future. Our 1.3 Tcf of proved natural gas reserves in the United States at the end of 1999 ranks us in the top 10 of all independent exploration and production companies.

    TIGHT GEOGRAPHIC CONCENTRATION. We have focused our assets and operations in Core Areas with mature producing basins characterized by multiple pay sands and significant potential for discovering, developing and aggregating natural gas reserves. This large, concentrated property base gives us the size to achieve economies in both drilling and operating cost savings and in product price improvements. We owned 2.5 million gross acres and interests in approximately 9,400 wells at the end of 1999.

    GROWTH THROUGH DRILLING. Our primary growth strategy is to execute a balanced exploration and development drilling program. We believe that a successful drilling program is superior to an acquisition growth strategy in delivering consistent production and reserve additions. Our low risk development drilling program has been an important source of production and reserve additions and is concentrated in areas where multiple productive oil and gas formations are likely to be encountered. Our expanded exploration activity exposes us to significant production and reserve growth potential. We reduce risk in our exploration drilling by utilizing our considerable knowledge base and technical expertise gained as a result of:

    - Extensive operating and drilling experience in our Core Areas;

    - 32 geoscientists and reservior engineers averaging over 20 years of experience;

    - use of 3-D seismic analysis, computer aided mapping and reservoir simulation modeling.

    STRATEGIC ACQUISITIONS. We pursue attractive proved reserve acquisitions which complement our other strategies. The following criteria are used to screen acquisition opportunities:

    - domestic natural gas reserves;

    - geographic concentration in our Core Areas;

    - additional exploration and development potential;

    - high degree of operatorship.

These criteria combined with our technical and operating expertise allow us to achieve operating synergies and to integrate acquisitions with minimal incremental administrative cost. We acquired 548 Bcfe of proved reserves at an average cost of $0.99 per Mcfe over the five-year period ending December 31, 1999. We believe these results compare favorably to industry averages.

    FINANCIAL FLEXIBILITY. We emphasize conservative capitalization in order to maintain operating and financial flexibility to fund acquisitions and exploration and development drilling. Additionally, we manage a portion of the operating cash flow risk associated with decreases in prices of natural gas and crude oil by entering into fixed-price contracts. Proceeds from this offering will be used to reduce debt incurred in connection with the Costilla Acquisition, leaving approximately $135 million of our revolving credit facility undrawn, assuming a public offering price of $32.94 per share.

PROPERTIES

    Our oil and gas acquisition, exploration and development activities are conducted mainly in our Core Areas:

    - the Permian Region of West Texas, Southeast New Mexico and the San Juan Basin;

    - the Mid-Continent Region of Oklahoma, Kansas, the Panhandle of Texas, East Texas, Southwest Arkansas and North Louisiana; and

    - the Gulf Coast Region which includes South Texas and Offshore Gulf of Mexico.

Proved reserves as of December 31, 1999 consisted of 28 MMBbls of oil and 1.3 Tcf of natural gas, totaling 1.5 Tcfe. At year end, we had ownership interests in approximately 9,400 producing wells. We operate 3,400 of these wells which contain 83% of our total proved reserves. Net daily production during 1999 was
8.1 MBbls of oil and 295.8 MMcf of natural gas, or 344.6 MMcfe. We drilled 213 developmental oil and gas wells, 196 of which were completed as commercial producers, and 16 exploratory wells, 14 of which were successfully completed, during 1999.

    We have allocated $210 million for our 2000 drilling program, subject to revision based upon oil and gas prices, proved reserve acquisitions and other factors. Approximately $50 million of this total, or 24%, has been allocated to exploration activities and $160 million, or 76%, has been allocated to development activities. We expect that this will result in the drilling of about 350 wells, including 20 exploratory wells and 330 development wells.

    The proceeds from the offering will be used to reduce the majority of the indebtedness incurred in connection with the Costilla Acquisition, enabling us to aggressively pursue our $210 million capital expenditure program without curtailment. We also intend to invest an additional $8 million during 2000 in drilling activity on the Costilla properties. See "Use of Proceeds."

CORE AREAS

    The following table sets forth certain information regarding our activities in each of our principal producing areas as of December 31, 1999.

CORE AREAS

                                                                        MID-        GULF
                                                           PERMIAN    CONTINENT     COAST      OTHER      TOTAL
                                                          ---------  -----------  ---------  ---------  ----------
PROPERTY STATISTICS:
Proved reserves (Bcfe)..................................        706         461         252         45       1,464
Percent of total proved reserves........................         48%         32%         17%         3%        100%
Gross producing wells...................................      4,295       3,446         663        992       9,396
Net producing wells.....................................      1,959       1,089         198        163       3,409
Gross acreage...........................................    731,491     918,567     340,083    531,955   2,522,096
Net acreage.............................................    367,559     414,438     180,859    133,997   1,096,853
Potential drill sites...................................        850         400          75        250       1,575
1999 RESULTS:
Gross wells drilled.....................................        148          44          26         11         229
Gross successful wells..................................        142          33          24         11         210
Drilling success........................................         96%         75%         92%       100%         92%
Production (Bcfe).......................................       39.9        39.3        43.8        2.8       125.8
Average net daily production (MMcfe)....................      109.4       107.6       119.9        7.7       344.6
Lease operating expense per Mcfe........................  $     .46   $     .43   $     .33  $     .51  $      .41
2000 DRILLING BUDGET (MM$):
Development.............................................  $      55   $      38   $      67  $      --  $      160
Exploration.............................................          3           3          44         --          50
                                                          ---------   ---------   ---------  ---------  ----------
Total...................................................  $      58   $      41   $     111  $      --  $      210
                                                          =========   =========   =========  =========  ==========

PERMIAN REGION

    We are actively involved in development and exploration activities in several areas within the Permian Region. These areas include the Sonora Area and the Delaware Basin of Southeast New Mexico, among others. Our properties in the Permian Region contain 706 Bcfe of proved reserves, nearly one-half of our total reserve base, in 4,295 wells. We drilled 148 wells in the Permian Region in

1999 and daily production averaged 109 MMcfe per day. We have identified 850 undrilled locations in this region of which 310 have been assigned proved undeveloped reserves. Plans for this region in 2000 include the drilling of more than 250 wells and a total investment of $58 million, including acreage and seismic acquisition.

SONORA AREA

    The Sonora area is located in the West Texas counties of Schleicher, Crockett, Sutton and Edwards. It is comprised of five fields: Sawyer, Shurley Ranch, MMW, Aldwell Ranch and Whitehead, which are located on the northeast side of the Val Verde Basin of West Central Texas. We have an average 88% working interest in 1,785 wells, most of which we operate. Production is predominately from the Canyon and the Strawn formations ranging in depths from 2,500 to 9,000 feet.

    CANYON FORMATION. Natural gas in the Canyon formation is stratigraphically trapped in lenticular sandstone reservoirs and the typical Sonora Area well encounters numerous such reservoirs over the formation's gross thickness of approximately 1,500 feet. The Canyon reservoirs tend to be discontinuous and to exhibit low porosity and permeability, characteristics which reduce the area that can be effectively drained by a single well. These characteristics have encouraged operators in the area to undertake Canyon infill drilling programs. Initial wells were drilled on 640 acre drilling units, but well performance characteristics have indicated that denser well spacing is necessary for effective drainage. We continue to drill infill wells in these units and, in some areas, fields are now developed on 40 acre spacing.

    STRAWN FORMATION. The Strawn formation, a shallow-marine, fossiliferous limestone, produces natural gas from fractures and irregularly distributed porosity trends draped across anticlinal features. Original field development took place on 640 acre units, with subsequent infill programs downsizing some areas to 80 acre density. Testing of the Strawn formation in Sonora wells, for which the primary drilling objective was the Canyon formation, has been an attractive play for us because the Strawn lies less than 1,000 feet below the Canyon formation. Because of the closeness in depth, the incremental cost to evaluate the Strawn formation has been relatively minor. The Strawn production is generally commingled with the Canyon production stream.

    We have maintained an aggressive development drilling program in the Sonora Area since 1993, having drilled 707 Canyon and Strawn wells with only 23 dry holes. The 1999 drilling program resulted in the drilling of 127 wells, 124 of which were completed as commercial producers. We plan to drill approximately 150 wells in Sonora during 2000, the majority of which are relatively low risk locations. We have identified over 575 potential locations on our acreage, of which 266 have been assigned proved undeveloped reserves. Subject to further study and drilling results, we believe additional proved reserves will ultimately be attributed to many of the other locations. In addition to infill drilling potential, many of our producing wells in the Sonora Area have recompletion possibilities in existing wellbores.

SOUTHEAST NEW MEXICO

    We are also active in southeastern New Mexico in the Delaware Basin, where the primary objectives are the Morrow and Wolfcamp carbonate. The Morrow sands are deposited in fluvial channels which trend from northwest to southeast. The Wolfcamp carbonate in our area of interest is deposited in deep water alluvial fans along a major reef complex and is primarily oil production. These reservoirs exhibit excellent porosity and permeability at depths between 10,000 and 15,000 feet. These objectives also lend themselves to the use of modern technology and computer aided mapping. It is anticipated that approximately 10 wells will be drilled for these objectives in 2000.

MID-CONTINENT REGION

    We have been actively involved in the Mid-Continent Region for more than 15 years, having acquired substantial acreage and proved reserve positions in the area through multiple synergistic acquisitions. We operate approximately 1,260 wells in the Mid-Continent Region. Our properties are located in and along the northern shelf of the Anadarko Basin in western Oklahoma, in the deeper Anadarko Basin in the Texas Panhandle, and in Kansas. This region also includes properties in the Smackover Trend in Southern Arkansas and the Oak Hill field in East Texas. Development of our Mid-Continent Region properties began in the late 1970's. Production is predominately natural gas from productive formations of Pennsylvanian and Pre-Pennsylvanian age rock. Productive depths range from 3,000 to 17,000 feet. Pre-Pennsylvanian reservoirs include the Chester, Mississippi and Hunton formations, with greater production from these formations occurring in highly fractured carbonate intervals. Pennsylvanian reservoirs include the Granite Wash, Red Fork, Atoka, Morrow and Springer sandstones. The stratigraphic nature of these reservoirs frequently provides for multiple targets in the same wellbores. Spacing in these formations is generally on 640 acres with extensive increased density drilling having occurred over the last 15 years. Two primary areas of focus in the Mid-Continent are the Watonga-Chickasha Trend and the Tuttle field in central Oklahoma.

    We have pursued an active low-risk infill drilling program in the Mid-Continent area over the past five years, including the drilling of 44 wells in 1999. Average net daily production was 108 MMcfe per day for this region in 1999. We have ownership in 3,446 wells with proved reserves of 461 Bcfe. We have identified 400 undrilled locations in the Mid-Continent Region, of which 148 have been assigned proved undeveloped reserves. We plan to drill approximately 60 wells in this area during 2000, with the primary development focus being the higher potential Morrow/Springer sand subcrop in the Watonga-Chickasha Trend.

WATONGA-CHICKASHA TREND

    These Morrow/Springer sands, located in central Oklahoma, were deposited as bars and channels along an ancient coast line more than 350 miles long. These sands exhibit excellent porosity and permeability at depths of 10,000 to 13,000 feet. Multiple objectives of up to a dozen sands have allowed increased drilling from one well per 640 acres to as many as four wells per 640 acres. The majority of the wells drilled in this trend are lower risk development wells. We plan to drill four exploratory tests seeking to discover new bars or channels and approximately 40 development wells during 2000.

SMACKOVER TREND

    Our operations in the Smackover Trend of Southwestern Arkansas are focused primarily in the Midway field, which is operated by us. The Midway field is located in Lafayette County, Arkansas and produces oil from the Smackover formation at an average depth of 6,500 feet. We own an average of 79% working interest in this mature waterflood unit.

GULF COAST REGION

    We have been active in the Gulf Coast Region since our initial entry through an acquisition in 1991. Development drilling on these acquired properties began in 1992 and continued into 1999. Presently, we are actively involved in an exploration and development program in South Texas and offshore in the Gulf of Mexico. Our properties in this region number approximately 663 wells and include 252 Bcfe of proved reserves. We drilled 26 wells in the Gulf Coast Region during 1999 and daily production averaged 120 MMcfe per day. We have identified 75 undrilled locations in this region of which 38 have been assigned proved undeveloped reserves. Plans for this region in 2000 include the drilling of more than 40 wells and a total investment of $111 million, including acreage and seismic acquisition.

LAVACA COUNTY AREA

    We began our involvement in Lavaca County, Texas, in 1996 to explore and drill primarily for the Lower Wilcox formation. Secondary targets include the shallower Upper Wilcox, Miocene, Frio and Yegua targets. Working interests in these projects, including the Yoakum Gorge and S.W. Speaks projects, initially ranged from 25% to 35%. Subsequent acquisitions in 1997 and 1998 have more than doubled our interests in these projects. We have additionally expanded our position in the Wilcox trend further to the east to include the Provident City field.

    We now hold working interests ranging from 30% to 87.5% in 60,000 gross acres in Lavaca County, Texas. Since this project began, we have participated in 50 Lower Wilcox wells, over 90% of which have successfully been completed as producers. Approximately 200 square miles of high-fold 3D seismic data was obtained in 1996 and 1997 which continues to be evaluated. An additional 50 square miles of 3D seismic was shot on the South Borchers prospect in late 1998 which is a southern extension to existing data. We also participated in a 60-plus square mile 3D shoot to the west of our current acreage holdings in 1999. The target zones are the Lower Wilcox sands from 10,000 to 17,000 feet and the shallow Miocene, Frio, Yegua and Upper Wilcox sands ranging in depth from 3,500 to 8,000 feet.

    Our Lower Wilcox drilling program in 1999 resulted in the successful completion of 17 wells, including four exploratory tests. The Lower Wilcox sands are part of an ancient deltaic system deposited across an unstable muddy continental shelf. The rapid subsidence of the underlying beds allowed accumulation of massive Wilcox sand packages with a high degree of structural complexity. These deep structures present higher risk but have significant potential, ranging up to 100 Bcf per field. Production rates for wells drilled in this program have ranged as high as 30 MMcfe per day. Drilling plans for 2000 include approximately 20 Lower Wilcox wells in the Yoakum Gorge area, of which five are expected to be exploratory.

WILCOX TREND

    As an extension to our Wilcox success in Lavaca County, we acquired leasehold positions in Zapata, Goliad and DeWitt Counties. In the En Seguido field located in Zapata County, we drilled the Laura Lopez #1 and #2 wells, which are currently producing at rates of 16 MMcf and 32 MMcf of natural gas per day, respectively. We have an average working interest of approximately 40% in these two wells. In total, we own approximately 5,300 gross acres in the En Sequido area with working interests ranging from 38% to 100% and we plan to drill five wells in 2000. We also plan to drill exploratory tests in 2000 on three new prospects, the Comitas, Fandango and Loma Vieja prospects using our 500 square miles of 3D seismic information. Our working interests range from 75% to 100% in these projects.

    In Goliad County, we acquired approximately 3,100 gross acres in two prospects, the Cologne and Swickheimer prospects. Our working interests in these prospects range from 37% to 54%. Two successful exploratory tests in the Lower Wilcox have been drilled and are undergoing completion. A third well is planned for the second half of 2000.

VICKSBURG TREND

    In South Texas, the late Oligocene Vicksburg formation is a prolific producer from shelf-edge delta sand reservoirs. The depositional environments responsible for these sands include delta flanks and their associated shore zones, strand plains and barrier systems. The extensively growth-faulted Vicksburg deltas within the Rio Grande embayment contain numerous anticlinal and fault closures and structural/stratigraphic combination trapping situations. During 1999, we acquired approximately 7,900 gross acres in the Tabasco prospect located in Hidalgo County with a net working interest of 75% and in early 2000 acquired approximately 1,300 gross acres in the Lopez Ranch prospect in Brooks County, with a net working interest of 50%. An exploratory test for the Vicksburg sand in the Tabasco prospect is currently drilling. An exploratory test in the Lopez Ranch prospect is planned for the second half of 2000.

OFFSHORE AREA

    We own working interests in twelve operated and eight outside-operated oil and gas production platforms and 148,000 acres, and own over three thousand square miles of 3D seismic data in the Gulf of Mexico. Average net daily production from our offshore properties was 51 MMcfe per day in 1999.

    TEXAS STATE WATERS. We own an average 79% working interest in more than 38,000 gross acres in the Texas State Waters area. In addition, we have acquired 3,000 square miles of 3D seismic data in this offshore area. High-quality 3D seismic information for the Texas State Waters previously was unavailable due to the inability of vessels towing seismic cables to operate in less than 60 feet of water without damaging the seismic equipment. The advent of ocean-bottom cabling has made the acquisition of high-quality 3D seismic information economically feasible. We have identified several exploration prospects in the shallow waters offshore in the Gulf of Mexico. We are currently seeking participations from industry partners to limit our exposure in any one prospect to a 50% working interest.

    EAST CAMERON BLOCK 328. East Cameron Block 328 is located in federal waters, offshore Louisiana, in approximately 240 feet of water. The block is on the flank of a large salt feature with multiple sands located in several fault blocks. Production is from the Trim A, Trim S and the HB-1 sands. The platform produced 9 MMcfe per day during 1999.

    HIGH ISLAND 45. High Island Block 45 is located in shallow federal waters, offshore Texas. We are the operator and own an 83% working interest in this block which produces from the Lower Miocene sands at an approximate depth of 11,000 feet. This platform averaged net daily production of 11 MMcfe during 1999. We acquired additional interest in this block during 1999.

RESERVES

    The following table shows the estimated net quantities of our proved and proved developed reserves as of December 31 for each year presented and the Estimated Future Net Revenues and Present Values attributable to total proved reserves at such dates.

PROVED RESERVES

                                                                           AS OF DECEMBER 31,
                                                          -----------------------------------------------------
                                                            1999       1998       1997       1996       1995
                                                          ---------  ---------  ---------  ---------  ---------

                                                                (DOLLARS IN MILLIONS, EXCEPT PRICE DATA)
ESTIMATED PROVED RESERVES:
Natural gas (Bcf).......................................    1,294.0    1,193.7    1,028.8      849.2      753.9
Oil (MMBbls)............................................       28.4       24.4       29.1       23.5       20.4
Total (Bcfe)............................................    1,464.3    1,340.2    1,203.4      990.2      876.1
Estimated Future Net Revenues...........................  $ 2,136.0  $ 1,676.8  $ 1,926.0  $ 2,643.8  $ 1,092.4
Present Value...........................................  $ 1,049.7  $   811.1  $ 1,002.6  $ 1,303.7  $   524.4

ESTIMATED PROVED DEVELOPED RESERVES:
Natural gas (Bcf).......................................    1,064.7    1,026.8      899.2      709.7      630.6
Oil (MMBbls)............................................       23.9       20.7       24.3       17.9       14.8
Total (Bcfe)............................................    1,208.4    1,151.2    1,045.1      817.1      719.6

YEAR-END PRICES USED IN ESTIMATING FUTURE NET REVENUES:
Natural gas (per Mcf)...................................  $    2.19  $    2.07  $    2.49  $    3.82  $    2.02
Oil (per Bbl)...........................................  $   24.36  $    9.46  $   16.76  $   24.70  $   17.82

    No estimates of our proved reserves comparable to those included herein have been included in reports to any federal agency other than the Securities and Exchange Commission.

    Our estimated proved reserves as of December 31, 1999 are based upon studies prepared by our staff of engineers and reviewed by Ryder Scott Company, independent petroleum engineers. Estimated recoverable proved reserves have been determined without regard to any economic benefit that may be derived from our Fixed-Price Contracts. Such calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with Securities and Exchange Commission guidelines. The Estimated Future Net Revenues and Present Value were based on the engineers' production volume estimates as of December 31, 1999. The amounts shown do not give effect to indirect expenses such as general and administrative expenses, debt service and future income tax expense or to depletion, depreciation and amortization.

    We estimate that if all other factors (including the estimated quantities of economically recoverable reserves) were held constant, a $1.00 per Bbl change in oil prices and a $.10 per Mcf change in gas prices from those used in calculating the Present Value would change such Present Value by $14 million and $57 million, respectively, as of December 31, 1999.

    The prices used in calculating the Estimated Future Net Revenues attributable to proved reserves do not consider our Fixed-Price Contracts for the corresponding volumes and production periods. These prices are on average higher than spot market prices at December 31, 1999. If such Fixed-Price Contract pricing were used at December 31, 1999, the Estimated Future Net Revenues and the Present Value attributable to proved reserves would be $2.2 billion and $1.1 billion, respectively.

    There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. The reserve information shown above is estimated. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based.

    For further information on reserves, future net revenues and the standardized measure of discounted future net cash flows, see Note 14 of the Notes to our Consolidated Financial Statements incorporated by reference in the accompanying prospectus.

COSTS INCURRED AND DRILLING RESULTS

    The following table shows certain information regarding the costs incurred by us in our acquisition, exploration and development activities during the periods indicated.

COSTS INCURRED

                                                       AS OF DECEMBER 31,
                                   ----------------------------------------------------------
                                      1999        1998        1997        1996        1995
                                   ----------  ----------  ----------  ----------  ----------

                                                         (IN THOUSANDS)
Property acquisition costs:(1)
Proved...........................  $   36,881  $    4,088  $  349,037  $   36,125  $  118,652
Unproved.........................      10,766      11,815     109,648       6,934       1,717
                                   ----------  ----------  ----------  ----------  ----------
                                       47,647      15,903     458,685      43,059     120,369
Exploration costs................      19,409      74,123      21,514      10,610         391
Development costs................     116,597     136,462     122,402      80,553      64,498
                                   ----------  ----------  ----------  ----------  ----------
Total                              $  183,653  $  226,488  $  602,601  $  134,222  $  185,258
                                   ==========  ==========  ==========  ==========  ==========

------------------------

(1) Proved and unproved property acquisition costs for 1997 include
    $339.9 million and $98.0 million, respectively, of allocated purchase price for the American Exploration Company acquisition.

    We drilled or participated in the drilling of wells as set out in the table below for the periods indicated.

WELLS DRILLED

                                                                       YEARS ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------------------
                                                   1999                    1998                    1997              1996
                                          ----------------------  ----------------------  ----------------------  -----------

                                             GROSS        NET        GROSS        NET        GROSS        NET        GROSS
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
Development wells:
Gas.....................................         191         156         237         153         223         166         179
Oil.....................................           5           2          60          37          52          20          92
Dry.....................................          17          12          27          20          20          14           9
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total...................................         213         170         324         210         295         200         280
                                           =========   =========   =========   =========   =========   =========   =========
Exploratory wells:
Gas.....................................          13           8          13           8          32          24          18
Oil.....................................           1           1           1           1           4           3          --
Dry.....................................           2           2          13           9          12           9           7
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total...................................          16          11          27          18          48          36          25
                                           =========   =========   =========   =========   =========   =========   =========


                                                              1995
                                                     ----------------------
                                             NET        GROSS        NET
                                          ---------   ---------   ---------
Development wells:
Gas.....................................        130         134         115
Oil.....................................         19         114          28
Dry.....................................          5          14           5
                                          ---------   ---------   ---------
Total...................................        154         262         148
                                          =========   =========   =========
Exploratory wells:
Gas.....................................          6           3           1
Oil.....................................         --          --          --
Dry.....................................          2          --          --
                                          ---------   ---------   ---------
Total...................................          8           3           1
                                          =========   =========   =========

    As of December 31, 1999, we were involved in the drilling, testing or completing of 10 gross (6 net) development wells and 1 gross (1 net) exploratory well.

ACREAGE

    The following table shows our developed and undeveloped oil and gas lease and mineral acreage as of December 31, 1999. Excluded is acreage in which our interest is limited to royalty, overriding royalty and other similar interests.

ACREAGE

                                                      DEVELOPED             UNDEVELOPED
                                                ---------------------  ---------------------
                                                  GROSS        NET       GROSS        NET
                                                ----------  ---------  ----------  ---------
Core Area:
Permian.......................................     414,588    241,641     316,903    125,918
Mid-Continent.................................     530,284    271,251     388,283    143,187
Gulf Coast....................................     157,154     67,540     182,929    113,319
Other.........................................     278,266     43,778     253,689     90,219
                                                ----------  ---------  ----------  ---------
Total.........................................   1,380,292    624,210   1,141,804    472,643
                                                ==========  =========  ==========  =========

PRODUCTIVE WELL SUMMARY

    The following table shows our ownership in productive wells at December 31, 1999. Gross oil and gas wells include 160 wells with multiple completions. Wells with multiple completions are counted only once for purposes of the following table.

PRODUCTIVE WELLS

                                                                                 PRODUCTIVE WELLS
                                                                               --------------------
                                                                                 GROSS       NET
                                                                               ---------  ---------
Gas..........................................................................      5,833      2,816
Oil..........................................................................      3,563        593
                                                                               ---------  ---------
Total........................................................................      9,396      3,409
                                                                               =========  =========

ACQUISITIONS

    We have completed a significant number of proved reserve acquisitions during the past five years, including three ranging in size from $87 million to $340 million. In 1999, we completed only a nominal amount of acquisitions due to high relative prices being asked by sellers of proved properties in relation to market prices for oil and gas. The market for proved reserve acquisitions is uncertain and we cannot predict the amount of capital ultimately to be invested in acquisitions during 2000. Although a significant number of oil and gas properties are predicted to be placed on the market, we expect higher oil and gas commodity prices to raise sellers' price expectations. The following table summarizes our acquisition activity for the five years ended December 31, 1999.

                                                                                  YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------------------------
                                                                1999       1998       1997       1996       1995       TOTAL
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Estimated proved reserves (Bcfe)(1).........................         41          7        234         76        190        548
Acquisition cost (MM$)......................................  $    36.9  $     4.1  $   349.0  $    36.1  $   118.7  $   544.8
Acquisition cost per Mcfe(2)................................  $     .90  $     .56  $    1.49  $     .48  $     .62  $     .99

------------------------

(1) Based on the first year-end reserve report prepared following the acquisition date as adjusted for production between the acquisition date and year-end.

(2) Results for 1997 include the purchase accounting impact of the American Acquisition.

    We are actively involved in the screening of potential acquisitions and the development and implementation of strategies for specific acquisitions. Our staff of reservoir engineers, geologists, production engineers, landmen and accountants have substantial experience in evaluating and acquiring oil and gas reserves. We primarily seek acquisitions in our Core Areas in which our experience and existing operations will enable us to readily integrate the acquired properties. Acquisitions are targeted which have significant further development and exploration potential and a high degree of operatorship. We prefer to operate our properties whenever possible in order to provide more control over the operation and development of the properties and the marketing of the production. We also pursue additional interests in our operated properties from holders of non-operating interests to increase our percentage ownership at attractive acquisition prices.

EMPLOYEES

    As of March 1, 2000, we had approximately 400 employees. We believe that our relations with our employees are satisfactory. Our employees are not covered by a collective bargaining agreement.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors are as follows.

NAME                                                       AGE                            POSITION
-----------------------------------------------------  -----------  -----------------------------------------------------
Mark E. Monroe.......................................          46   President and Chief Executive Officer
Jeffrey A. Bonney....................................          44   Executive Vice President and Chief Financial Officer
Richard E. Bross.....................................          51   Executive Vice President--Land and Operations
Ronnie K. Irani......................................          43   Executive Vice President--Engineering and Exploration
Kevin R. White.......................................          42   Executive Vice President--Corporate Development and
                                                                    Strategic Planning and Secretary
Simon B. Rich, Jr....................................          55   Chairman of the Board of Directors
Mark E. Andrews, III.................................          50   Vice Chairman of the Board of Directors
E. William Barnett...................................          67   Director
Daniel R. Finn, Jr...................................          56   Director
Peter G. Gerry.......................................          54   Director
Gerard Louis-Dreyfus.................................          67   Director
John H. Moore........................................          74   Director
James R. Paul........................................          65   Director
Nancy K. Quinn.......................................          46   Director
Ernest F. Steiner....................................          58   Director

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The executive officers are elected by the Board of Directors and serve at its discretion.

    The following is a brief description of the business background of each of our executive officers and directors.

    MARK E. MONROE is President and Chief Executive Officer and has been a director since 1986. Mr. Monroe joined Louis Dreyfus Natural Gas in 1980, which was then known as Bogert Oil Company and which was later acquired by S.A. Louis Dreyfus et Cie, and served as Vice President and Chief Financial Officer of Louis Dreyfus Natural Gas until April 1991. From April 1991 until
September 1993, Mr. Monroe served as a Vice President of Louis Dreyfus Energy Corp., a former indirect subsidiary of S.A. Louis Dreyfus et Cie which was engaged in oil and natural gas trading and marketing. Mr. Monroe rejoined Louis Dreyfus Natural Gas Corp. in September 1993 and served as Chief Operating Officer until his election to his present position in August 1996. Mr. Monroe holds a B.B.A. from the University of Texas and is a Certified Public Accountant.

    JEFFREY A. BONNEY is Executive Vice President and Chief Financial Officer. Mr. Bonney joined us in November 1993. From April 1990 to November 1993,
Mr. Bonney was the Vice President and Controller of Hadson Energy Resources Corporation, an international oil and gas concern. Prior to 1990, Mr. Bonney held various management positions with other independent oil and gas companies. He began his career as an auditor with Deloitte, Haskins & Sells in 1978.
Mr. Bonney is a Certified Public Accountant and holds a B.S. from Oklahoma Christian University.

    RICHARD E. BROSS is Executive Vice President--Land and Operations and was first elected as a director in September 1993. Mr. Bross joined us in 1991 and served as President until September 1993.

Prior to 1991, Mr. Bross served in various capacities at Argent Energy, Inc. (previously named Woods Petroleum Corporation) from 1977 until 1991, culminating with his appointment as Executive Vice President and Chief Operating Officer in September 1990. Mr. Bross joined Argent Energy, Inc. in 1977 after working for Gulf Oil Corporation for seven years in various engineering functions.
Mr. Bross holds a B.S. from the University of Missouri and an M.B.A. from Oklahoma City University.

    RONNIE K. IRANI is Executive Vice President--Engineering and Exploration. He joined us in March 1991 from Argent Energy, Inc. (previously named Woods Petroleum Corporation) where he had worked for the previous 12 years. At Argent Energy, Inc., Mr. Irani held the title of Manager of Reservoir Engineering.
Mr. Irani holds a B.S. from Bombay University, India, a B.S. and M.S. from the University of Oklahoma and an M.B.A. from Oklahoma City University.

    KEVIN R. WHITE is Executive Vice President--Corporate Development and Strategic Planning and Secretary. Mr. White joined us in 1983 when our name was Bogert Oil Company, and served in various management capacities prior to appointment to his present position. From 1981 until 1982, Mr. White was employed as an auditor with Arthur Andersen & Co. and Ernst & Young. Mr. White is a Certified Public Accountant and holds B.S. and M.S. degrees from Oklahoma State University.

    SIMON B. RICH, JR. has been a director since 1990 and has served as Chairman of the Board of Directors since August 1996. Mr. Rich is Vice Chairman, President and Chief Executive Officer of Louis Dreyfus Holding Company Inc., a subsidiary of S. A. Louis Dreyfus et Cie. From October 1996 until June 1997,
Mr. Rich served as Managing Director and Chief Operating Officer of Duke/Louis Dreyfus LLC. From September 1993 until August 1996, Mr. Rich served as President and Chief Executive Officer of Louis Dreyfus Natural Gas Corp. From 1990 to 1993, Mr. Rich served as Executive Vice President of Louis Dreyfus Energy Corp. From 1986 to 1990, Mr. Rich served as Executive Vice President- Development and Strategic Planning of S.A. Louis Dreyfus et Cie. Mr. Rich holds a B.A. from Duke University.

    MARK E. ANDREWS, III was first elected as a director in October 1997 following our acquisition of American Exploration Company and has served as Vice Chairman of the Board since then. Mr. Andrews is a private investor and previously served as Chairman of the Board and Chief Executive Officer of American Exploration Company from 1983 until its acquisition by us. He is also a director of IVAX Corporation. Mr. Andrews holds a B.A. from Harvard College and an M.B.A. from Harvard Business School.

    E. WILLIAM BARNETT was elected to the Board in 1998. Mr. Barnett joined Baker & Botts, L.L.P. in 1958 and is currently Senior Counsel and was the Managing Partner from 1984-1998. His primary areas of practice have been commercial litigation and antitrust Law. Mr. Barnett serves as Chairman of the Board of Trustees of Rice University, is a director of Chase Bank of Texas and a director or trustee of numerous other civic and professional organizations. He received his B.A. from Rice University and his LL.B. from the University of Texas School of Law.

    DANIEL R. FINN, JR. has been a director since 1990. Mr. Finn is Executive Vice President and Chairman of the Energy Group of Louis Dreyfus Corporation, an indirect subsidiary of S.A. Louis Dreyfus et Cie. Mr. Finn has been employed by S.A. Louis Dreyfus et Cie or its subsidiaries since 1972, serving in various capacities including President of Louis Dreyfus Energy Corp., a former indirect subsidiary of S.A. Louis Dreyfus et Cie which was engaged in natural gas trading and crude oil and petroleum product trading and marketing, Chief Executive Officer of Duke/Louis Dreyfus LLC, Vice President of worldwide wheat merchandising and Senior Vice President of worldwide grain merchandising. In addition, Mr. Finn is a director of Louis Dreyfus Corporation and Louis Dreyfus Holding Company Inc., subsidiaries of S.A. Louis Dreyfus et Cie. Mr. Finn holds a B.A. from Fairfield University and an M.B.A. from Northwestern University.

    PETER G. GERRY was first elected as a director in October 1997 following our acquisition of American Exploration Company. Mr. Gerry, a former director of American Exploration Company, is Managing Director of Sycamore Management Corporation, an investment management firm, and is a former President of Citicorp Venture Capital Ltd. and director of Pond Hill Homes, Ltd. Mr. Gerry holds a B.A. from Harvard College and an M.B.A. from Harvard Business School.

    GERARD LOUIS-DREYFUS has been a director since September 1993.
Mr. Louis-Dreyfus is the Chairman, President and Chief Executive Officer of S.A. Louis Dreyfus et Cie, the parent company of the Louis Dreyfus worldwide organization of companies. S.A. Louis Dreyfus et Cie is privately owned by family members and has been in business for almost 150 years. The activities of the Louis Dreyfus group include worldwide trading and merchandising of various agricultural and energy commodities, crushing and refining, citrus processing, ownership and management of ocean vessels, real estate ownership, development and management, forestry management and particleboard manufacturing and petroleum refining and marketing. Mr. Louis-Dreyfus is the great-grandson of the founder. Mr. Louis-Dreyfus is a graduate of Duke University and Duke University School of Law. Upon graduation he joined the firm of Dewey Ballantine, New York, until 1965 when he joined S.A. Louis Dreyfus et Cie.

    JOHN H. MOORE was first elected as a director in October 1997 following our acquisition of American Exploration Company. Mr. Moore, a former director of American Exploration Company, is a petroleum consultant and was Chairman of the Board and Chief Executive Officer of Ladd Petroleum Corporation from 1986 to 1988. He is also a former director of First Interstate Bank of Denver and a former director of General Atlantic Resources. Mr. Moore holds B.S. and M.E. degrees from the University of Oklahoma.

    JAMES R. PAUL was first elected to the Board of Directors in February 1994. Mr. Paul is Chairman of a private investment company and retired in January 1994 from The Coastal Corporation after twenty years of service in various executive capacities, including President and Chief Executive Officer from 1989, and a director from 1981, until his retirement. He is also a director of Transcanada Pipelines, Ltd. Mr. Paul holds a B.S. from Wichita State University.

    NANCY K. QUINN was elected as director in 1999. She is a Managing Director of Hanover Capital, LLC, a privately held financial advisory and consulting firm. From 1996 through January 2000 she was a Limited Partner of The Beacon Group, LP, a private investment and advisory partnership. Prior to 1996, Ms. Quinn was a Managing Director and Co-Head of the Energy and Natural Resources Group at Paine Webber Inc. and Kidder Peabody & Co. Inc. Ms. Quinn holds a B.F.A. from Louisiana State University and an M.B.A. from the University of Arkansas.

    ERNEST F. STEINER has been a director since October 1997. Mr. Steiner is a director of S.A. Louis Dreyfus et Cie and the Chief Financial Officer of the Louis Dreyfus Group. He is also Executive Vice President of Louis Dreyfus Holding Company Inc. and Louis Dreyfus Corporation, subsidiaries of S.A. Louis Dreyfus et Cie, and has been employed by Louis Dreyfus Corporation or other subsidiaries of S.A. Louis Dreyfus et Cie since 1972. Mr. Steiner is also a director of Louis Dreyfus Citrus S.A. Mr. Steiner holds a B.S. from Cornell University.

                              SELLING SHAREHOLDER

    The selling shareholder in this offering is S.A. Louis Dreyfus et Cie, through its wholly-owned subsidiary L.D. Fashions Holdings Corp. The following table provides certain information as to the ownership of our common stock by the selling shareholder, adjusted to reflect the sale of 3,000,000 shares offered by us in this offering and 2,000,000 shares offered by the selling shareholder.

                                                          SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                              OWNED PRIOR                            OWNED AFTER
                                                              TO OFFERING                             OFFERING
                                                       -------------------------    SHARES    -------------------------
NAME                                                      NUMBER       PERCENT     OFFERED       NUMBER       PERCENT
-----------------------------------------------------  ------------  -----------  ----------  ------------  -----------
S.A. Louis Dreyfus et Cie(1).........................    20,750,000        50.9%   2,000,000    18,750,000        42.9%

------------------------

(1) S.A. Louis Dreyfus et Cie, 87 Avenue de la Grande Armee, 75782 Paris, France, shares voting and investment power over the shares indicated as beneficially owned by it with its direct or indirect wholly-owned subsidiaries Louis Dreyfus Holding Company Inc. and Louis Dreyfus Commercial Activities Inc. ("LDCA"), 10 Westport Road, Wilton, Connecticut 06897-0810, and Louis Dreyfus Natural Gas Holdings Corp. ("LDNGHC") and L.D. Fashions Holdings Corp. ("LDFHC"), 3411 Silverside Road, Suite 210E, Baynard Building, Wilmington, Delaware 19810-4808. These shares are owned of record as follows: LDNGHC--11,000,000 shares; LDFHC--9,000,000 shares; and LDCA--750,000 shares. Of the 11,000,000 shares of common stock held by LDNGHC, 3,000,000 have been pledged to certain banks to secure a loan made to S.A. Louis Dreyfus et Cie in the ordinary course of its business. A default by S.A. Louis Dreyfus et Cie under the terms of such arrangements could result in the sale of all or a portion of the pledged shares. In addition, on January 25, 1999, a judgment in the amount of $166,131,529 was rendered against LDNGHC and other defendants in Texas state court proceedings in connection with matters unrelated to Louis Dreyfus Natural Gas. LDNGHC has advised Louis Dreyfus Natural Gas that it is vigorously contesting the judgment. LDNGHC has appealed the judgment and taken actions to prevent any collection pending appeal. Pursuant to a court order in this proceeding, LDNGHC has pledged 8,000,000 of its 11,000,000 shares, and has given a secondary lien on its remaining 3,000,000 shares, to the judgment creditor pending the outcome of its appeal, which is not expected to be completed until 2001. If the appeal is unsuccessful, it is possible that all or a portion of the shares held by LDNGHC may be sold or otherwise disposed of in connection with these proceedings. The sale of all or a portion of the shares held by LDNGHC, whether in connection with the bank pledge or the litigation, could result in a change of control of Louis Dreyfus Natural Gas. The shares being sold in this offering by the selling shareholder are owned by LDFHC.

                                  UNDERWRITING

    Under an underwriting agreement dated the date of this prospectus supplement, each of the underwriters named below, for whom Lehman Brothers Inc., Salomon Smith Barney Inc., Banc of America Securities LLC, Dain Rauscher Incorporated and Prudential Securities Incorporated are acting as representatives, has severally agreed to purchase from us and the selling shareholder, and we and the selling shareholder have agreed to sell to such underwriters, the number of shares of common stock shown opposite its name below:

                               UNDERWRITERS                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Lehman Brothers Inc........................................................
Salomon Smith Barney Inc...................................................
Banc of America Securities LLC.............................................
Dain Rauscher Incorporated.................................................
Prudential Securities Incorporated.........................................
                                                                                -----------
    Total..................................................................       5,000,000
                                                                                ===========

    The underwriting agreement provides that the underwriters' obligations to purchase shares of the common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters, all of the shares of common stock must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us and the selling shareholder to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

    The following table shows the underwriting fees to be paid to the underwriters by us and the selling shareholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock. This underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the shares from us. On a per share
basis, the underwriting fee is     % of the initial price to public.

                                                                     NO EXERCISE  FULL EXERCISE
                                                                     -----------  -------------
Per share..........................................................   $             $
Total paid by Louis Dreyfus Natural Gas Corp.......................   $             $
Total paid by the selling shareholder..............................   $             $

    We and the selling shareholder have been advised by the representatives that the underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers (who may include the underwriters) at this initial price to the
public less a concession not in excess of         per share. The underwriters
may allow, and the dealers may reallow, a concession not in excess of per share to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

    We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

    We estimate that total expenses payable by us in connection with this offering, excluding underwriting discounts and commissions, will be
approximately $      . Lehman Brothers and the other underwriters have agreed to reimburse us for certain of our expenses in connection with this offering.

    We have granted to the underwriters an option to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus supplement exercisable to cover any overallotments. Such option may be exercised at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to such underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to such option, to sell such shares of common stock to the underwriters.

    We, the selling shareholder and our directors and executive officers have agreed that we will not, directly or indirectly, sell, offer or otherwise dispose of any shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

    - the sale of common stock to the underwriters;

    - shares of common stock issued by us under employee incentive plans or upon the exercise of options issued under employee incentive plans; or

    - shares of our common stock pledged by the selling shareholder, although we believe the likelihood of any such sale within the 90-day period is remote.

    In connection with this offering, the underwriters may engage in overallotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Act of 1934.

    - Overallotment involves syndicate sales in excess of the offering size which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

    These stabilization transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange, on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

    Any offers in Canada will be made only under an exemption from the requirements to file a prospectus or prospectus supplement in the relevant province of Canada in which the sale is made.

    Some of the underwriters or their affiliates have from time to time provided investment banking, financial advisory, trustee and lending services to us and our affiliates in the ordinary course of business for which they have received customary fees, and they may continue to do so.

    Some of the underwriters or their affiliates may be lenders under our revolving credit facility, a portion of which may be repaid with the net proceeds from this offering.

    Under Rule 2710(c)(8) of the Conduct Rule of the NASD, special considerations apply to a public offering of an issuer's securities where more than ten percent of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have loaned money to us under an existing credit facility. In the event more than ten percent of the proceeds of this offering will be used to repay such money loaned by any underwriter or its affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

                                 LEGAL OPINIONS

    Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. Certain legal matters related to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in the accompanying prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Any future audited financial statements and the reports with respect to such audited financial statements of our independent public accountants hereafter incorporated by reference in this prospectus supplement or the accompanying prospectus and the registration statement will be incorporated in reliance upon the authority of that firm as experts in giving those reports to the extent such firm has audited those financial statements and consented to the use of their reports with respect to such audited financial statements.

    Certain estimates of our oil and gas reserves and related information as of December 31, 1999 included in this prospectus supplement or included in our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference in the accompanying prospectus and elsewhere in the registration statement have been derived from engineering reports prepared by our engineers and reviewed and reported on by Ryder Scott Company, and all such information has been so included or incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report. Future estimates of oil and gas reserves and related information hereafter incorporated by reference in this prospectus supplement or the accompanying prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of any such firm as experts regarding the matters contained in their reports, to the extent such firm has consented to the use of their reports.

                              CERTAIN DEFINITIONS

    The terms defined in this section are used throughout this prospectus supplement:

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

    BCF.  Billion cubic feet.

    BCFE. Billion cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    BTU. British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

    BBTU.  Billion Btus.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT LOCATION. A location on which a development well can be drilled.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

    DRILLING UNIT. An area specified by governmental regulations or orders or by voluntary agreement for the drilling of a well to a specified formation or formations which may combine several smaller tracts or subdivides a large tract, and within which there is usually some right to share in production or expense by agreement or by operation of law.

    DRY HOLE. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

    EBITDAX. EBITDAX is defined as income (loss) before interest, income taxes, depreciation, depletion and amortization, impairment, exploration costs and change in derivative fair value. We believe that EBITDAX is a financial measure commonly used in the oil and gas industry as an indicator of a company's ability to service and incur debt. However, EBITDAX should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDAX measures as presented may not be comparable to other similarly titled measures of other companies.

    ESTIMATED FUTURE NET REVENUES. Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses, capital costs and abandonment costs.

    EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

    FIXED-PRICE CONTRACTS. Physical delivery contracts, energy swaps, collars and basis swaps entered into to reduce exposure to unfavorable changes in oil and gas prices.

    GROSS ACRE.  An acre in which a working interest is owned.

    GROSS WELL.  A well in which a working interest is owned.

    INFILL DRILLING. Drilling for the development and production of proved undeveloped reserves that lie within an area bounded by producing wells.

    LEASE OPERATING EXPENSE. All direct costs associated with and necessary to operate a producing property.

    MBBLS.  Thousand barrels.

    MBTU.  Thousand Btus.

    MCF.  Thousand cubic feet.

    MCFE. Thousand cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    MMBBLS.  Million barrels.

    MMBTU.  Million Btus.

    MMCF.  Million cubic feet.

    MMCFE. Million cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    NATURAL GAS LIQUIDS. Liquid hydrocarbons which have been extracted from natural gas (e.g., ethane, propane, butane and natural gasoline).

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

    OVERRIDING ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of well or production costs.

    PRESENT VALUE. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development costs, and future abandonment costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to deprecation, depletion and amortization, discounted using an annual discount rate of 10%. The prices used to estimate future net revenues do not consider the effects of our Fixed-Price Contracts except where otherwise specifically noted. Estimated quantities of proved reserves are determined without regard to such contracts.

    PRODUCTIVE WELL. A well that is producing oil or gas or that is capable of production.

    PROVED DEVELOPED RESERVES. Proved reserves that are expected to be recovered through existing wells with existing equipment and operating methods.

    PROVED RESERVES. The estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    RECOMPLETION. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

    RESERVE LIFE. A measure of how long it will take to produce a quantity of reserves, calculated by dividing estimated proved reserves by production for the twelve-month period prior to the date of determination (in gas equivalents).

    RESERVE REPLACEMENT COST. Total costs incurred to acquire, explore and develop oil and gas properties divided by the increase in proved reserves through acquisition of proved properties, extensions and discoveries, improved recoveries and revisions of previous estimates.

    RESERVE REPLACEMENT RATIO. A measure of proved reserve growth determined by dividing the net change in reserve quantities between two dates, excluding production, by the quantity produced between the two dates.

    TBTU.  One trillion Btus.

    TCFE. Trillion cubic feet of gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

PROSPECTUS

                                  $400,000,000

                        LOUIS DREYFUS NATURAL GAS CORP.
                       LOUIS DREYFUS NATURAL GAS TRUST I
                       LOUIS DREYFUS NATURAL GAS TRUST II

LOUIS DREYFUS NATURAL GAS CORP.

    We may offer and sell, in one or more offerings:

    - common stock

    - preferred stock

    - debt securities

    The common stock of Louis Dreyfus Natural Gas Corp. trades on the New York Stock Exchange under the symbol "LD".

THE TRUSTS

    The trusts are each Delaware business trusts that may offer and sell preferred securities in one or more offerings. Each trust will use all of the proceeds from the sale of its preferred securities to buy subordinated debt securities of Louis Dreyfus Natural Gas Corp. The trust will receive cash payments from the subordinated debt securities, which it will distribute to the holders of its preferred securities. We will unconditionally guarantee the trusts' obligation to distribute cash to the holder of trust preferred securities, but only to the extent the trust has funds available to make those payments and has not made the payments.

THE OFFERING

    The total offering price of the securities to be offered by us or the trusts, in the aggregate, will not exceed $400,000,000. We will provide the specific terms and the initial public offering price for each offering in a supplement to this prospectus. You should carefully read this prospectus and the supplement before you decide to invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED
           IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                                         OFFENSE.

                            ------------------------

                The date of this Prospectus is October 12, 1999.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About this Prospectus.......................................      2
Certain Forward-Looking Statements..........................      3
Louis Dreyfus Natural Gas Corp..............................      3
The Trusts..................................................      3
Use of Proceeds.............................................      4
Ratio of Earnings to Fixed Charges..........................      4
Description of the Securities We May Offer..................      5
Description of Common Stock.................................      7
Description of Preferred Stock..............................      8
Description of Debt Securities..............................      9
Description of the Trust Preferred Securities...............     20
Description of the Trust Preferred Securities Guarantee.....     25
Relationship among the Trust Preferred Securities, the Trust
  Preferred Securities Guarantee and the Subordinated Debt
  Securities Held by the Trust..............................     28
Plan of Distribution........................................     28
Validity of Offered Securities..............................     30
Experts.....................................................     30
Where You Can Find More Information.........................     30
Incorporation by Reference..................................     31

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a "shelf" registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. The total dollar amount of the securities we may sell through these offerings will not exceed $400,000,000.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

    This prospectus does not contain separate financial statements for the trusts. We do not believe these financial statements would be useful since the trusts will not have any independent function other than to issue common and preferred securities and to purchase our subordinated debt securities. We will provide a full, unconditional guarantee of each trust's obligations under its common and preferred securities. Each trust is our direct or indirect wholly-owned subsidiary, and we file consolidated financial information under the Securities Exchange Act of 1934.

    You should rely only on the information contained or incorporated by reference in this prospectus and the prospectus supplement. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We will not, and the underwriters will not, make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                       CERTAIN FORWARD-LOOKING STATEMENTS

    All statements made or incorporated by reference in this prospectus other than purely historical information are "forward-looking statements" within the meaning of the federal securities laws. These statements reflect our current expectations and are based on our historical operating trends, proved reserve and fixed-price contract positions and other currently available information. Forward-looking statements include statements regarding our future drilling plans and objectives and related exploration and development budgets and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statements assume that no significant changes will occur in the operating environment for our oil and gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

    The forward-looking statements are subject to all the risks and uncertainties incident to the acquisition, exploration, development and marketing of oil and gas reserves. Some of these risks are commodity price, counterparty, environmental, drilling, reserves, operations and production risks. Certain of these risks are described in the documents "incorporated by reference" which you can obtain as described under "Where You Can Find More Information." We may also make material acquisitions or divestitures, modify our fixed-price contract positions or enter into financing transactions. None of these can be predicted with certainty and are not taken into consideration in the forward-looking statements.

    Statements concerning fixed-price contract, interest rate swap and other financial instrument fair values and their estimated contribution to our future results of operations are based upon market information as of a specific date. This market information is often a function of significant judgment and estimation. Further, market prices for oil and gas and market money rates are subject to significant volatility.

    For all of the these reasons, our actual results may vary materially from the forward-looking statements and there is no assurance that the assumptions we have used are necessarily the most likely. We will not update any forward-looking statements to reflect events or circumstances occurring after the date the statement is made.

                           LOUIS DREYFUS NATURAL GAS

    Louis Dreyfus Natural Gas Corp. is one of the largest independent natural gas companies engaged in the development, exploration, acquisition, production and marketing of natural gas and crude oil in the United States.

    The address of our principal executive offices is 14000 Quail Springs Parkway, Suite 600, Oklahoma City, OK 73134-2600, and our telephone number is
(405) 749-1300.

                                   THE TRUSTS

    Each of the trusts is a statutory business trust formed under Delaware law by:

    - a separate declaration of trust executed by Louis Dreyfus Natural Gas, as depositor, and the trustees (described below) for the trust; and

    - the filing of a certificate of trust with the Delaware Secretary of State. Each trust's declaration will be amended and restated substantially in the form filed as an exhibit to the registration statement as of the date the securities of that trust are initially issued. Each amended declaration will be qualified as an indenture under the Trust Indenture Act of 1939.

    Each trust exists solely for the purposes of:

    - issuing preferred securities and common securities representing undivided beneficial interests in the assets of that trust;

    - investing the proceeds of those securities issuances in our junior subordinated debt securities; and

    - engaging only in other incidental activities.

    The rights of the holders of the trust securities, including economic rights, rights to information and voting rights, are set forth in the amended declaration of each trust, the Delaware Business Trust Act and the Trust Indenture Act.

    We will own, directly or indirectly, all of the common securities of each trust, which will have an aggregate liquidation amount equal to 3% of the total capital of each trust. The common securities will generally rank equally in right of payment with the preferred securities, and payments on both will be made pro rata. However, upon an event of default under the trust's amended declaration, the rights of the holders of the common securities to payment of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. We will pay all fees and expenses related to the trusts and the offering of trust securities.

    Each trust has a term of approximately 55 years, but may terminate earlier as provided in its amended declaration. As holder of all of the common securities, we will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the trustees of each trust. The business and affairs of each trust will be conducted by such trustees, and the duties and obligations of the trustees will be governed by the amended declaration of each trust.

    At least one of the trustees of each trust will be a person who is our employee or officer, or otherwise affiliated with us. These persons are sometimes referred to as "regular" trustees. One trustee of each trust will be a financial institution which will be unaffiliated with us and which will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act under the terms of the amended declaration and as may be further described in a prospectus supplement. The property trustee will hold title to the junior subordinated debt securities for the benefit of the holders of the trust securities. In addition, unless the property trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable laws, one trustee of each trust will be a legal entity having a principal place of business in, or an individual resident of, the State of Delaware.

    Unless otherwise indicated in a prospectus supplement, Wilmington Trust Company will be the property trustee and the Delaware trustee. The address of the principal office of Wilmington Trust Company in the State of Delaware is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001. The principal place of business of each trust will be c/o Louis Dreyfus Natural Gas Corp., 14000 Quail Springs Parkway, Suite 600, Oklahoma City, OK 73134-2600.

                                USE OF PROCEEDS

    Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, and acquisitions of additional oil and gas properties. Each of the trusts will use the net proceeds from the sale of its preferred securities to purchase a series of junior subordinated debt securities from us. We also expect to use the net proceeds from the sale of those junior subordinated debt securities for the purposes described in this section.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------   SIX MONTHS ENDED
                                              1994       1995       1996       1997       1998      JUNE 30, 1999
                                            --------   --------   --------   --------   --------   ----------------
Ratio of earnings to fixed charges........    1.9x       1.7x       2.1x         --         --           1.2x

    For the purpose of calculating the ratio of earnings to fixed charges, earnings represents net income before income taxes plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortization of debt discount and financing costs, capitalized interest and the portion of rental expense which we believe is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges by $28.3 million and $61.5 million for the years ended December 31, 1997 and 1998, respectively.

                   DESCRIPTION OF THE SECURITIES WE MAY OFFER

GENERAL

    We may issue, in one or more offerings:

    - common stock, par value $.01 per share;

    - preferred stock, par value $.01 per share; and

    - debt securities, which may be senior or subordinated.

    The trusts may issue, from time to time, in one or more offerings, trust preferred securities that we will unconditionally guarantee.

    This prospectus contains a summary of the general terms of the various securities that we or the trusts may offer. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. The summary in this prospectus and in any prospectus supplement does not describe every aspect of the securities and is subject to and qualified in its entirety by reference to all applicable provisions of the documents relating to the securities offered. These documents are or will be filed as exhibits to or incorporated by reference in the registration statement.

    In addition, the prospectus supplement will set forth the terms of the offering, the initial public offering price and net proceeds to us. Where applicable, the prospectus supplement will also describe any material United States federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange.

BOOK-ENTRY SYSTEM

    We or the trusts may issue securities in the form of one or more fully registered global securities. These will be deposited with, or on behalf of, the Depository Trust Company and registered in the name of its nominee. Except as described below, the global securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

    DTC has advised us that it is:

    - A limited-purpose trust company organized under the laws of the state of New York;

    - A member of the Federal Reserve System;

    - A "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - A "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

    DTC was created to hold securities for institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants' accounts. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC's book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

    Upon issuance of a global security representing offered securities, DTC will credit on its book-entry registration and transfer system the principal amount to participants' accounts. Ownership of beneficial interests in the global security will be limited to participants or to persons that hold interests through participants. Ownership of interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC with respect to participants' interests and the participants with respect to the owners of beneficial interests in the global security. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

    So long as DTC or its nominee is the registered holder and owner of a global security, DTC or its nominee will be considered, for all purposes under the applicable indenture, the sole owner and holder of the related offered securities. Except as described below, owners of beneficial interests in a global security will not:

    - be entitled to have the offered securities registered in their names; or

    - receive or be entitled to receive physical delivery of certificated offered securities in definitive form.

    Each person owning a beneficial interest in a global security must rely on DTC's procedures, and, if that person holds through a participant, on the participant's procedures to exercise any rights of a holder of offered securities under the global security or any applicable indenture, or otherwise. The indentures provide that DTC may grant proxies and otherwise authorize participants to take any action which it as the holder of a global security is entitled to take under the indentures or the global security. We understand that under existing industry practice, if we or a trust request any action of holders or an owner of a beneficial interest in a global security desires to take any action that DTC as the holder of the global security is entitled to take, DTC would authorize the participants to take that action and the participants would authorize their beneficial owners to take the action or would otherwise act upon the instructions of their beneficial owners.

    We or the trusts will make payments with respect to securities represented by a global security to DTC. We expect that DTC, upon receipt of any payments, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices, as is the case with securities held for customers' accounts in "street name", and will be the responsibility of the participants. We, the trusts or any trustee will not have any responsibility or liability for:

    - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security for any securities;

    - maintaining, supervising, or reviewing any records relating to any beneficial ownership interests;

    - any other aspect of the relationship between DTC and its participants; or

    - the relationship between the participants and the owners of beneficial interests in a global security.

    Unless and until they are exchanged in whole or in part for certificated securities in definitive form, the global securities may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee.

    The securities of any series represented by a global security may be exchanged for certificated securities in definitive form if:

    - DTC notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time it ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

    - We decide at any time not to have the securities of that series represented by a global security and so notify DTC; or

    - in the case of debt securities, an event of default has occurred and is continuing with respect to the debt securities.

    If there is such an exchange, we will issue certificated securities in authorized denominations and registered in such names as DTC directs. Subject to the foregoing, the global securities are not exchangeable, except for a global securities of the same aggregate denomination to be registered in DTC's or its nominee's name.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. We describe the preferred stock under the heading "Description of Preferred Stock" below.

    This section summarizes the general terms of the common stock that we may offer. The prospectus supplement relating to the common stock offered will set forth the number of shares offered, the initial offering price and market price, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Oklahoma General Corporation Act.

TERMS OF THE COMMON STOCK

    As of March 31, 1999, there were 40,109,758 shares of common stock issued and outstanding. All shares of common stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to stockholders, subject to any preference established with respect to preferred stock. Each share of common stock entitles the holder to one vote for such share held on all matters submitted to a vote of stockholders. Voting rights for the election of directors are noncumulative. Shares of common stock carry no conversion, preemptive or subscription rights, and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and nonassessable. We may pay dividends on the common stock when, as and if declared by the Board of Directors. Dividends may be declared in the discretion of the Board of Directors from funds legally available, subject to restrictions under agreements related to our indebtedness.

TRANSFER AGENT AND REGISTRAR

    The outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol "LD." The transfer agent and registrar of the common stock is Chase Mellon Shareholder Services, L.L.C.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    This section summarizes the general terms of the preferred stock that we may offer. The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the preferred stock and is subject to and qualified in its entirety by reference to all the provisions of our certificate of incorporation, the certificate of designation relating to the applicable series of preferred stock, and the Oklahoma General Corporation Act. The certificate of designation will be filed as an exhibit to or incorporated by reference in the registration statement.

AUTHORITY OF THE BOARD TO ISSUE PREFERRED STOCK

    Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock, par value of $.01 per share. On March 31, 1999, there were no shares of preferred stock outstanding. Preferred stock may be issued from time to time in one or more classes or series with such rights and preferences, including voting, dividend and conversion rights and other terms, as the Board of Directors may establish without any further authorization by the stockholders.

    The preferred stock that we may offer will be issued in one or more classes or series. The prospectus supplement relating to the particular class or series of preferred stock will describe the specific terms of the class or series, including:

    - the designation and stated value per share of such preferred stock and the number of shares offered;

    - the amount of liquidation preference per share;

    - the initial public offering price at which such preferred stock will be issued;

    - the dividend rate (or method of calculation), the dates on which dividends will be payable and the dates from which dividends shall commence to cumulate, if any;

    - any redemption or sinking fund provisions;

    - any conversion or exchange rights; and

    - any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

    The holders of preferred stock will have no preemptive rights. Upon issuance against full payment of the purchase price, the preferred stock will be fully paid and nonassessable. Unless otherwise provided in the prospectus supplement relating to the particular class or series, the preferred stock will have the rights described below.

DIVIDENDS

    The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions, other than dividends or distributions payable in common stock, on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by the Board of Directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

LIQUIDATION

    The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

REDEMPTION OR CONVERSION

    The shares of any series of preferred stock will be redeemable or will be convertible into shares of common stock or any other series of preferred stock to the extent set forth in the prospectus supplement relating to the series.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The debt securities will be unsecured general obligations and may include:

    - senior debt securities, to be issued under the senior indenture; or

    - subordinated debt securities, to be issued under the subordinated indenture.

    We may also issue junior subordinated debt securities under the junior subordinated indenture to one or more of the trusts which will be purchased by the trusts using proceeds from issuances of trust preferred securities.

    This section summarizes the general terms of the debt securities we may offer. The prospectus supplement relating to any particular debt securities offered will indicate whether the debt securities are senior debt securities, subordinated debt securities or junior subordinated debt securities, and will describe the specific terms of the debt securities, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the senior indenture, subordinated indenture or junior subordinated indenture or the debt securities, and is subject to and qualified in its entirety by reference to all the provisions of the applicable indenture and the debt securities. The forms of the senior indenture, subordinated indenture and junior subordinated indenture and the forms of the debt securities are or will be filed as exhibits to or incorporated by reference in the registration statement.

    The indentures do not limit the amount of debt securities which may be issued under the indentures and provide that debt securities may be issued in principal amounts which may be authorized from time to time. The debt securities may be issued from time to time in one or more series. Unless otherwise specified in the prospectus supplement, the senior debt securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness. Our subordinated debt securities and our junior subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior indebtedness as described below under "Provisions Applicable to Subordinated Debt Securities--Subordination," "Provisions Applicable to Junior Subordinated Debt Securities--Subordination of Junior Subordinated Debt Securities," and in the applicable prospectus supplement.

    Each prospectus supplement will describe the following terms of the offered debt securities:

    - The title;

    - Any limit on the aggregate principal amount;

    - Whether the offered debt securities will be issued initially in the form of a temporary global security or issued in the form of a permanent global security; the terms and conditions, if any, upon which the global security may be exchanged in whole or in part for other definitive debt securities; and the depositary for the global security;

    - The date(s) on which the principal and any premium is payable and the method of determination thereof;

    - The interest rate(s), if any, and the method of determination thereof and the date(s) from which the interest accrues;

    - The dates on which the interest, if any, is payable and the regular record dates for the interest payment dates;

    - Our right, if any, to defer payment of interest and the maximum length of any deferral period;

    - The place(s) where principal and any premium and interest is payable;

    - Whether the offered debt securities are redeemable at our option and the redemption price(s) and other redemption terms and conditions;

    - Whether we are obligated to redeem or purchase the offered debt securities according to any sinking fund or similar provision or at the holder's option and the price(s), period(s), and terms and conditions of that redemption or purchase obligation;

    - If other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which offered debt securities of the series will be issuable;

    - If other than United States Dollars, the currency or currencies of payment of principal and any premium and interest;

    - If payments are based on an index, the manner in which the amount of principal payments and any premium and interest is to be determined;

    - If other than the full principal amount, the portion of the principal amount payable if the maturity of the offered debt securities is accelerated;

    - Whether the provisions relating to satisfaction, discharge, and defeasance described below apply and any additional means of satisfaction, discharge and defeasance;

    - Whether the offered debt securities are subordinated debt securities or junior subordinated securities and the terms of subordination including any modification to the subordination provisions described below;

    - Any deletions or modifications to the Events of Default described below;

    - If applicable, the terms of any right to convert or exchange the offered debt securities into common stock or other securities;

    - Any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the offered debt securities; and

    - Any other terms.

    Debt securities may be issued and sold at a substantial discount below their principal amount. If applicable, the prospectus supplement will describe any special United States federal income tax consequences and other considerations which apply to debt securities issued at a discount or to any offered debt securities denominated or payable in a foreign currency or currency unit.

PROVISIONS APPLICABLE TO ALL DEBT SECURITIES

    EVENTS OF DEFAULT

    Unless otherwise provided in the prospectus supplement with respect to any series of debt securities, the following are events of default under each indenture with respect to the debt securities of such series issued under such indenture:

    - failure to pay principal of or premium, if any, on any debt security of such series when due;

    - failure to pay interest, if any, on any debt security of such series when due, continued for 60 days;

    - failure to deposit any mandatory sinking fund payment, when due, in respect of any debt security of such series, continued for 60 days;

    - failure to perform any other covenant made by us in the indenture, other than a covenant included in the indenture for the benefit of a series of debt securities other than such series, continued for 90 days after written notice as provided in the indenture;

    - certain events of bankruptcy, insolvency or reorganization; and

    - any other event of default as may be specified with respect to debt securities of such series.

    If an event of default with respect to any outstanding series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of such series, in the case of an event of default described above relating to payment of principal, premium and interest and other events of default specified with respect to such series, or at least 25% in principal amount of all outstanding debt securities under the applicable indenture, in the case of other events of default, may declare the principal amount of all the debt securities of the applicable series, or of all outstanding debt securities under the applicable indenture, as the case may be, to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding debt securities of such series (or of all outstanding debt securities under the applicable indenture, as the case may be) may, under certain circumstances, rescind and annul such acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an event of default under an indenture may give rise to cross defaults on our other indebtedness.

    Each indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided, however:

    - that except in the case of a default in the payment of the principal of or premium or interest, if any, on, or any sinking fund installment with respect to, any debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the debt securities of such series; and provided further,

    - that such notice shall not be given until at least 60 days after the occurrence of a default in the performance, or breach, of any covenant or warranty of ours under such indenture other than for the payment of the principal of or premium or interest, if any, on, or any sinking fund installment with respect to, any debt securities of such series.

    For the purpose of this provision, "default" with respect to debt securities of any series means any event which is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of such series.

    The holders of a majority in principal amount of the outstanding debt securities of any series, or, in certain cases, all outstanding debt securities under the applicable indenture, have the right, subject to certain limitations to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series or of all outstanding debt securities under the applicable indenture. Each indenture provides that in case an event of default shall occur and be continuing, the trustee shall exercise such of its rights and powers under the applicable indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under any applicable indenture at the request of any of the holders of the debt securities unless they shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

    The holders of a majority in principal amount of the outstanding debt securities of any series, or, in certain cases, all outstanding debt securities under the applicable indenture, may on behalf of the holders of all debt securities of such series, or of all outstanding debt securities under the applicable indenture waive any past default under the applicable indenture, except a default in the payment of the principal of or premium or interest, if any, on any debt security or in respect of a provision which under the applicable indenture cannot be modified or amended without the consent of the holder of each outstanding debt security affected. The holders of a majority in principal amount of the outstanding debt securities may on behalf of the holders of all such debt securities waive compliance by us with certain restrictive provisions of the indentures.

    We are required to furnish to the trustee annually a statement as to the performance by us of certain of our obligations under each indenture and as to any default in such performance.

MODIFICATION

    Modifications and amendments of each indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities under the applicable indenture; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security:

    - change the stated maturity date of the principal of or any installment of interest, if any, on any debt security;

    - reduce the principal amount of or the premium or interest, if any, on any debt security;

    - change the place or currency, currencies, or currency unit or units or payment of principal of or premium or interest, if any, on any debt security;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

    - reduce the percentage in principal amount of outstanding debt securities the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults.

    Each indenture provides that we and the trustee may, without the consent of any holders of debt securities, enter into supplemental indentures for the purposes, among other things, of adding to our covenants, adding additional events of default, establishing the form or terms of debt securities or curing ambiguities or inconsistencies in the applicable indenture, provided such action to cure ambiguities or inconsistencies does not adversely affect the interests of the holders of the debt securities in any material respect.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Without the consent of any holders of outstanding debt securities, we may consolidate with or merge into, or convey, transfer or lease our assets substantially as an entirety to any entity, provided that:

    - the entity formed by such consolidation or into which we are merged or which acquires or leases our assets substantially as an entirety is a corporation, partnership or trust organized under the laws of any United States jurisdiction and assumes by supplemental indenture our obligations on the debt securities and under the indentures;

    - after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

    - and certain other conditions are met.

Upon compliance with these provisions by a successor entity, we will (except in the case of a lease) be relieved of our obligations under the indentures and the debt securities.

DISCHARGE AND DEFEASANCE

    We may terminate our obligations under each indenture, other than our obligations to pay the principal of and premium and interest, if any, on the debt securities of any series and certain other obligations, if we:

    - irrevocably deposit or cause to be irrevocably deposited with the trustee as trust funds money or U.S. Government Obligations maturing as to principal and interest sufficient to pay the principal of, any interest on, and any mandatory sinking funds in respect of, all outstanding debt securities of such series on the stated maturity of such payments or on any redemption date; and

    - comply with any additional conditions specified to be applicable with respect to the defeasance of debt securities of such series.

    The terms of any series of debt securities may also provide for legal defeasance under each indenture. In such case, if we:

    - irrevocably deposit or cause to be irrevocably deposited money or U.S. Government Obligations as described above;

    - make a request to the trustee to be discharged from our obligations on the debt securities of such series; and

    - comply with any additional conditions specified to be applicable with respect to legal defeasance of securities of such series then we shall be deemed to have paid and discharged the entire indebtedness on all the outstanding debt securities of such series and our obligations under the applicable indenture and the debt securities of such series to pay the principal of and premium and interest, if any, on the debt securities of such series shall cease, terminate and be completely discharged, and the holders thereof shall then be entitled only to payment out of the money or U.S. Government Obligations deposited with the trustee as described above, unless our obligations are revived and reinstated because the trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment.

    The term "U.S. Government Obligations" is defined in each indenture as direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof.

    FORM, EXCHANGE, REGISTRATION AND TRANSFER

    Debt securities will be issuable in definitive, registered form. Debt securities are also issuable in temporary or permanent global form. See "Description of the Securities We May Offer--Book-Entry System."

    Debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

    Debt securities may be presented for exchange as provided above, and may be presented for registration of transfer with the form of transfer endorsed thereon duly executed, at the office of the security registrar or at the office of any transfer agent designated by us for such purpose with respect to any series of debt securities and referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable indenture. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The indentures provide that the applicable trustee will be appointed as security registrar. If a prospectus supplement refers to any transfer agents, in addition to the security registrar, initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. We will be required to maintain a transfer agent in each designated place of payment for each series of debt securities. We may at any time designate additional transfer agents with respect to any series of debt securities.

    In the event of any redemption in part, we will not be required to:

    - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption; or

    - register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part.

    PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in a prospectus supplement, payment of principal of and premium and interest, if any, on debt securities will be made in the designated currency or currency unit at the office of such paying agent or paying agents as we may designate from time to time, except that our option payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the security register. Unless otherwise indicated in a prospectus supplement, payment of any installment of interest on debt securities will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest.

    Unless otherwise indicated in a prospectus supplement, the corporate trust office of the trustee in the Borough of Manhattan, The City of New York will be designated as our paying agent for payments with respect to debt securities. Any other paying agents in the United States initially designated by us for the debt securities will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, we will be required to maintain a paying agent in each designated place of payment for each series of debt securities.

    All moneys we pay to a paying agent for the payment of principal of and any premium or interest on any debt security which remain unclaimed at the end of three years after such principal, premium or interest shall have become due and payable will, subject to applicable escheat laws, be repaid to us and the holder of such debt security or any coupon will look only to us for payment.

    MEETINGS

    The indentures contain provisions for convening meetings of the holders of debt securities of a series. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as described under "--Notices" below. Except for any consent that must be given by the holder of each outstanding debt security, as described under "--Modification" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that, except for any consent that must be given by the holder of each outstanding debt security, as described under "--Modification" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority in principal amount of the outstanding debt securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Subject to the proviso set forth above, any resolution passed or decision taken at any meeting of the holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series.

    NOTICES

    Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

    THE TRUSTEE

    The applicable prospectus supplement will specify the trustee under the senior indenture and the subordinated indenture. Wilmington Trust Company or such other trustee as may be named in a prospectus supplement will be the trustee under the junior subordinated indenture. Each indenture contains certain limitations on the right of the trustee, if it is one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received with respect to any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest, it must eliminate such conflict or resign.

    GOVERNING LAW

    The senior indenture, the subordinated indenture, the junior subordinated indenture and the debt securities shall be governed by and construed under New York law except to the extent that the Trust Indenture Act is applicable.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

    CERTAIN DEFINITIONS APPLICABLE TO DESCRIPTION OF SUBORDINATION

    The term "indebtedness," is defined in the subordinated indenture to mean, without duplication, with respect to any person, the principal component of:

    (a) all obligations of such person

       - in respect of borrowed money, whether or not the recourse of the lender is to the whole or only a portion, of the assets of such person,

       -  evidenced by bonds, notes, debentures or similar instruments,

       - for the payment of money representing the balance deferred and unpaid of the purchase price of any property or services other than accounts payable or other obligations arising in the ordinary course of business,

       - evidenced by bankers acceptances or similar instruments issued or accepted by banks,

       -  for the payment of money relating to capitalized lease obligations, or

       - evidenced by letter of credit or reimbursement obligation of such person with respect to any letter of credit other than a letter of credit entered into for the purpose of providing security in connection with the forward purchase and sale contracts or energy swaps with respect to our oil and gas business;

    (b) all current net obligations of such person under interest rate swap obligations and foreign currency hedges;

    (c) all liabilities of others of the kind described in the preceding clauses
(a) or (b) that such person has guaranteed or that are otherwise its legal liability;

    (d) indebtedness, as otherwise defined in this definition, of others secured by a lien on any asset of such person, other than liens securing obligations of such person under delivery contracts with respect to our oil and gas business, whether or not such indebtedness is assumed by such person, provided that if the obligations so secured have not been assumed in full by such person or are not otherwise such person's legal liability in full, then such obligation shall be deemed to have been an amount equal to the greater of

        (1) the lesser of

           -  the full amount of such obligations and

           - the fair market value of such asset, as determined in good faith by the Board of Directors of such person, which determination shall be evidenced by a board resolution, and

        (2) the amount of obligations as have been assumed by such person or which are otherwise such person'slegal liability,

    (e) such other items as are described in the prospectus supplement relating to a particular series of subordinated debt securities; and

    (f) any and all deferrals, renewals, and extensions, refinancings and refunding, whether direct or indirect, of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses or this clause, whether or not between or among the same parties.

    The term "permitted junior securities" is defined in the subordinated indenture as our subordinated debt securities or any successor obligor with respect to the senior indebtedness, provided for by a plan of reorganization or readjustment that are subordinated in right of payment to all senior indebtedness that may be outstanding to substantially the same extent as, or to a greater extent than, the subordinated debt securities are subordinated as provided in the subordinated indenture.

    The term "securities payment" is defined in the subordinated indenture to mean any payment or distribution of any kind or character, whether by way of set-off or otherwise and whether in cash, property or securities, including any junior subordinated payment, as defined in the subordinated indenture, on account of principal of, or premium, if any, or interest on, or additional amounts, as defined in the subordinated indenture, with respect to, the securities or on account of any purchase, repurchase, redemption or other acquisition of securities, in any case whether by us or by any other person on our behalf.

    The term "senior indebtedness" is defined in the subordinated indenture as:

    - all of our indebtedness, including principal, premium, if any, interest and all other amounts owing in respect of such indebtedness, including interest that, but for the filing of a petition initiating any proceeding under to any bankruptcy law with respect to us, would accrue on such indebtedness at the contractual rate provided in the instruments evidencing the respective obligations, whether or not such claim is allowed in such bankruptcy proceeding, whether existing on the date of issuance of any subordinated debt securities or created, incurred or assumed later unless such indebtedness by its terms or by the terms of the instrument creating or evidencing it is subordinate in right of payment to or equal with the subordinated debt securities;

    - all of our reimbursement obligations with respect to letters of credit not otherwise constituting indebtedness;

    - all of our obligations under forward purchase and sale contracts or energy swaps with respect to our oil and gas business, including obligations to deliver natural gas or other commodities and liabilities for any breach of obligations under such contracts;

    - all charges, fees, expenses, including reasonable attorneys fees and expenses, and other amounts incurred by or owing to holders of indebtedness or obligations described in the preceding clauses in connection with such indebtedness or obligations;

    - all interest payable during the pendency of a proceeding under Title 11 of the United States Code on indebtedness or obligations referred to in the first three clauses incurred prior to the commencement of such proceeding; and

    - any of our other indebtedness or obligations as may be defined in the prospectus supplement for the particular issue of subordinated debt securities.

Notwithstanding the foregoing, senior indebtedness shall not include:

    - any of our indebtedness to a subsidiary of ours,

    - our indebtedness to, or guaranteed on behalf of any affiliate, including without limitation amounts owed for compensation, and

    - such other indebtedness or obligations as defined in the prospectus supplement for the particular issue of subordinated debt securities.

    SUBORDINATION

    The payment of the principal of and premium, if any, and interest on the subordinated debt securities is, to the extent set forth in the subordinated indenture and in any applicable prospectus supplement, subordinated in right of payment to the prior payment in full of all senior indebtedness, whether now outstanding or incurred in the future. Upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshaling of assets and liabilities or any bankruptcy, insolvency, receivership, liquidation, reorganization or similar proceedings, the holders of all senior indebtedness will first be entitled to receive any payment in full of all amounts due or to become due thereon in cash, or such payment duly provided for, before any securities payment is made, other than in permitted junior securities.

    If a payment event of default shall have occurred and be continuing with respect to any senior indebtedness, no securities payment shall be made, other than in permitted junior securities. The term "payment event of default" is defined as any default in the payment of principal of or premium, if any, or interest on any senior indebtedness when due, whether at maturity, upon acceleration or otherwise. In the event that, notwithstanding the restriction described in the preceding sentence, payment is made to the trustee or a holder of subordinated debt securities prohibited by any such restriction, then such payment shall be held in trust for the benefit of, and shall be paid over or delivered to the holders of senior indebtedness or their representatives, if any, as their respective interests may appear, prorated to such holders on the basis of the respective amount of senior indebtedness held by such holders.

    The subordination rights of holders of senior indebtedness will not be prejudiced or impaired by any acts or failures to act by us or by any such holder. The subordination of the subordinated debt securities set forth above will not prevent the occurrence of any event of default under the subordinated indenture. Furthermore, the subordination of the subordinated debt securities as set forth above will not impair, as between us, the holders of the subordinated debt securities and creditors other than holders of senior indebtedness, our obligations to make payments on the subordinated debt securities in accordance with their terms. In certain circumstances, as set forth in the indenture, the holders of subordinated debt securities will be subrogated to certain rights of the holders of senior indebtedness upon payment in full of all senior indebtedness.

    By reason of such subordination, in the event of insolvency of the holders of senior indebtedness, as well as our other creditors who are holders of indebtedness that is not subordinated to the senior indebtedness, may recover more, ratably, than the holders of the subordinated debt securities. The subordinated debt securities will also be effectively subordinated to all liabilities, including trade payables and capitalized lease obligations, if any, of our subsidiaries. Our right to receive the assets of any of our subsidiaries upon their liquidation or reorganization and the consequent right of the holders of the subordinated debt securities to participate in those assets will be subject to the prior payment of claims of that subsidiary's creditors, including trade creditors, except to the extent that we are a creditor of such subsidiary, in which case our claims would still be subject to the prior payment of claims secured by security interests in the assets of such subsidiary and any other indebtedness of such subsidiary senior to that held by us.

    If the subordinated debt securities are issued under the subordinated indenture, the aggregate principal amount of senior indebtedness outstanding as of a recent date will be set forth in the prospectus supplement. The subordinated indenture does not restrict the amount of senior indebtedness that we may incur, although the terms of the subordinated debt securities offered in connection with any prospectus supplement may contain such limitations.

    The terms of our existing outstanding 9-1/4% Senior Subordinated Notes due 2004 prohibit us from issuing subordinated debt securities ranking senior in right of payment to the 9-1/4% Notes.

PROVISIONS APPLICABLE TO JUNIOR SUBORDINATED DEBT SECURITIES

    EVENTS OF DEFAULT

    In addition to the events described above under "Provisions Applicable to All Debt Securities--Events of Default" applicable to all debt securities, the voluntary or involuntary dissolution, winding up or termination of the trust that owns the series of junior subordinated debt securities will constitute an event of default for any series of junior subordinated debt securities issued under the junior subordinated indenture, except in connection with:

    - the distribution of such junior subordinated debt securities to holders of trust securities of the trust;

    - the redemption of all of the trust securities of the trust; and

    - mergers, consolidations or amalgamations permitted by the amended declaration of the trust.

    The holders of at least a majority in aggregate liquidation amount of the trust preferred securities of the trust may waive any default or event of default with respect to such series and its consequences, except defaults or events of default that:

    - are not waivable under the junior subordinated indenture, such as defaults regarding payment of principal, premium, if any, or interest; or

    - require the consent or vote of greater than a majority in principal amount of the holders of junior subordinated debt securities to be waived under the junior subordinated indenture, in which case the event of default may only be waived by the holders of the same "super-majority" in liquidation amount of the trust preferred securities.

    Any such waiver shall cure such default or event of default. If, under the amended declaration of a trust, an event of default has occurred and is attributable to our failure to pay principal, premium, if any, or interest on, such junior subordinated debt securities, then each holder of the trust preferred securities of the trust may sue us or seek other remedies, to force payment to such holder of the principal of, premium, if any, or interest on, such junior subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred securities held by such holder.

    MODIFICATION OF JUNIOR SUBORDINATED INDENTURE

    Under the junior subordinated indenture, we and the indenture trustee may change certain rights of holders of a series of junior subordinated debt securities with the written consent of the holders of a majority in principal amount of the series of junior subordinated debt securities that is affected. Any such change will be subject to the limitations described above under "Modification" applicable to the other debt securities. If the property trustee of the trust, as holder of junior subordinated debt securities, is required to consent to any amendment, modification or termination of the junior subordinated indenture, the property trustee will request directions from the holders of the trust securities of the applicable trust.

    SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES

    The junior subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The junior subordinated indenture will not limit the amount of junior subordinated debt securities which we may issue, nor does it limit us from issuing any other secured or unsecured debt.

                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

GENERAL

    The amended declaration of each trust authorizes the respective trustees to issue, on behalf of the trust, one series of trust preferred securities. Each trust will use the proceeds from the sale of the trust preferred securities to purchase a series of our junior subordinated debt securities issued. The property trustee will hold these junior subordinated debt securities in trust for the benefit of the holders of such trust preferred securities.

    This section summarizes the general terms of the preferred securities that the trusts may offer. The prospectus supplement relating to any particular preferred securities offered by a trust will describe the specific terms of the preferred securities, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the trust preferred securities offered and is subject to and qualified in its entirety by reference to all the provisions of the amended declarations and the trust preferred securities. The forms of the amended declarations and the trust preferred securities are or will be filed as exhibits to or incorporated by reference in the registration statement.

    We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the trust preferred securities, but only to the extent the trust has funds available to make those payments and has not made the payments. Our trust preferred securities guarantee is described in more detail below under "Description of the Trust Preferred Securities Guarantee."

    The assets of each trust available for distribution to the holders of its trust preferred securities will be limited to payments from us under the series of junior subordinated debt securities held by the trust. If we fail to make a payment on the junior subordinated debt securities, the trust will not have sufficient funds to make related payments, including distributions, on its trust preferred securities.

    The trust preferred securities guarantee, when taken together with our obligations under the series of junior subordinated debt securities, the junior subordinated indenture and the amended declaration of the trust, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by each trust.

    The prospectus supplement relating to any particular preferred securities offered by a trust will describe the specific terms of the preferred securities, which may be in addition to or different from the general terms summarized in this section. In particular, the prospectus supplement will describe:

    - the name of such trust preferred securities;

    - the designation of the trust preferred securities;

    - the dollar amount and number of trust preferred securities issued;

    - the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

    - the date(s) or the method to determine the date(s) from which distributions shall be cumulative;

    - the optional redemption provisions, if any, including the prices, time periods and other terms and conditions for which such trust preferred securities shall be purchased or redeemed, in whole or in part;

    - the terms and conditions, if any, upon which the applicable series of junior subordinated debt securities and the related trust preferred securities guarantee may be distributed to holders of the trust preferred securities upon liquidation, dissolution, termination or winding up of the trust;

    - any voting rights of the trust preferred securities other than those described in this section;

    - any securities exchange on which the trust preferred securities will be listed;

    - whether the trust preferred securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depositary for the global certificates and the specific terms of the depositary arrangements;

    - any other relevant rights, preferences, privileges, limitations or restrictions of such trust preferred securities; and

    - any applicable United States Federal income tax considerations.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    The amended declaration of each trust states that the trust shall be dissolved:

    - on the expiration of the term of the trust;

    - upon our bankruptcy, dissolution or liquidation;

    - upon a change in law requiring the trust to register as an investment company under the Investment Company Act of 1940;

    - unless we take certain actions, upon a change in the law resulting in the trust being subject to United States Federal income tax on income received from the junior subordinated debt securities held by the trust, the interest payable by us on the junior subordinated debt securities not being deductible for United State Federal income tax purposes, or the trust being subject to more than a de minimus amount of other taxes;

    - upon the redemption, conversion or exchange of all of the trust securities of the trust;

    - upon the repayment of all of the junior subordinated debt securities held by the trust or at such time as no such junior subordinated debt securities are outstanding;

    - upon entry of a court order for the dissolution of the trust; or

    - upon our election to terminate the trust and distribute the related junior subordinated debt securities directly to the holders of the trust securities.

    In the event of a dissolution, after the trust pays all amounts owed to creditors, the holders of the trust securities will be entitled to receive:

    - cash equal to the aggregate liquidation amount of each trust security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment; or

    - junior subordinated debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the trust securities.

    If a trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the trust on its trust securities shall be paid pro rata. However, if an event of default under the related indenture has occurred, the total amounts due on the trust preferred securities will be paid before any distribution on the trust common securities.

EVENTS OF DEFAULT

    An event of default under the junior subordinated indenture relating to a series of junior subordinated debt securities is an event of default under the amended declaration of the trust that owns those junior subordinated debt securities. We have described these events of default under the sections entitled "Description Debt Securities--Provisions Applicable to All Debt Securities--Events of Default" and "--Provisions Applicable to Junior Subordinated Debt Securities--Events of Default."

    We and the regular trustees of each trust must file annually with the property trustee for the trust a certificate stating whether or not they are in compliance with all the applicable conditions and covenants under the related amended declaration.

    Upon the occurrence of an event of default, the property trustee of the trust, as the sole holder of the junior subordinated debt securities held by the trust, will have the right under the junior subordinated indenture to declare the principal of, premium, if any, and interest on such junior subordinated debt securities to be immediately due and payable.

    If a property trustee fails to enforce its rights under the amended declaration or the junior subordinated indenture then, to the fullest extent permitted by law, and subject to the terms of the amended declaration and the junior subordinated indenture, any holder of trust preferred securities may sue us, or seek other remedies, to enforce the property trustee's rights under the amended declaration or the junior subordinated indenture without first instituting a legal proceeding against such property trustee or any other person.

    If we fail to pay principal, premium, if any, or interest on a series of junior subordinated debt securities when payable, then a holder of such trust preferred securities may directly sue us or seek other remedies, to collect its pro rata share of payments owned.

REMOVAL AND REPLACEMENT OF TRUSTEES

    Only the holders of trust common securities may remove or replace the trustees of a trust. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended declaration for the trust.

CONVERSION OR EXCHANGE RIGHTS

    The applicable prospectus supplement will set forth the terms on which the trust preferred securities are convertible into or exchangeable for our common stock or other securities or securities of any other person. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions for adjustment of the number of shares of common stock or other securities of ours or any other person to be received by the holders of trust preferred securities.

MERGERS, CONSOLIDATIONS, CONVERSIONS OR AMALGAMATIONS OF THE TRUSTS

    The trusts may not consolidate, amalgamate, merge with or into, or be converted into or replaced by or convey, transfer or lease their properties and assets substantially as an entirety to any other corporation or other body, except as described below. A trust may, with the consent of a majority of its regular trustees and without the consent of the holders of its trust securities or the other trustees, engage in any of the merger events referred to above, provided that:

    -  the successor entity either

       (1) assumes all of the obligations of the trust relating to its trust securities or

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
       (2) substitutes other securities for the trust securities that are substantially similar to such trust securities, so long as the successor securities rank the same as such trust securities for distributions and payments upon liquidation, redemption and otherwise;

    - we acknowledge a trustee of such successor entity who has the same powers and duties as the property trustee of the trust, as the holder of the particular series of junior subordinated debt securities;

    - the trust preferred securities are listed, or any successor securities will be listed, upon notice of issuance, on the same national securities exchange or other organization that the trust preferred securities are then listed;

    - the merger event does not cause the trust preferred securities or successor securities to be downgraded by any national rating agency;

    - the merger event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way;

    -  the successor entity has a purpose identical to that of the trust;

    - prior to the merger event, we have received an opinion of counsel from a nationally recognized law firm stating that

       (1) such merger event does not adversely affect the rights of the holders of the trust's preferred securities or any successor securities in any material way (other than with respect to any dilution of the holders' interest in the new entity) and

       (2) following the merger event, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act of 1940; and

    - we or any permitted successor owns all of the common stock of such successor entity and guarantees the obligations of the successor entity under the successor securities in the same manner as in the trust preferred securities guarantee and the guarantee of the common securities for the trust.

    In addition, unless all of the holders of the trust preferred securities and trust common securities approve otherwise, the trust may not consent to or engage in a merger event if that event would cause the trust or the successor entity to be classified other than as a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF DECLARATION

    The holders of trust preferred securities have no voting rights except as discussed above under "--Mergers, Consolidations, Conversion or Amalgamations of the Trust" and below under "Description of the Trust Preferred Securities Guarantee--Amendments and Assignment," and as otherwise required by law or the amended declaration for the trust.

    The amended declaration may be amended if approved by a majority of the regular trustees of the trust. However, if any proposed amendment provides for, or such regular trustees otherwise propose,

    - any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to such amended declaration or otherwise or

    - the dissolution, winding-up or termination of the trust other than by the terms of its amended declaration, then the holders of the trust securities as a single class will be entitled to vote on such amendment or proposal. In that case, the amendment or proposal will only be effective if approved by a majority in liquidation amount of the trust securities affected by such amendment or proposal.

    If any amendment or proposal referred to in clause (1) above would adversely affect only a particular class of the trust securities of the trust, then only the affected class will be entitled to vote on such amendment or proposal. Such amendment or proposal will only be effective with the approval of a majority in liquidation amount of such affected class.

    No amendment may be made to an amended declaration if such amendment would:

    - cause the trust to be characterized as other than a grantor trust for United States federal income tax purposes;

    -  impose any additional obligation on us without our consent;

    -  reduce or otherwise adversely affect the powers of the property trustee;
       or

    - cause the trust to be deemed to be an "investment company" which is required to be registered under the Investment Company Act.

    The holders of a majority in aggregate liquidation amount of the trust preferred securities have the right to:

    - direct the time, method and place of conducting any proceeding for any remedy available to the property trustee of the trust; or

    - direct the exercise of any trust or power conferred upon the property trustee under the trust's amended declaration, including the right to direct the property trustee, as the holder of a series of junior subordinated debt securities, to

       (1) exercise the remedies available under the junior subordinated indenture with respect to those junior subordinated debt securities,

       (2) waive any event of default under the junior subordinated indenture that is waivable or

       (3) cancel an acceleration of the principal of the junior subordinated debt securities.

    However, if the junior subordinated indenture requires the consent of the holders of more than a majority in aggregate principal amount of the junior subordinated debt securities, then the property trustee must get approval of the holders of such "super-majority" in liquidation amount of the trust preferred securities.

    In addition, the property trustee will not be required to take certain of the actions described above unless it has obtained an opinion of counsel stating that, as a result of such action, the trust will continue to be classified as a grantor trust for United States federal income tax purposes.

    The property trustee of the trust will notify all holders of trust preferred securities of the trust of any notice received from the indenture trustee with respect to the junior subordinated debt securities held by the trust.

    As described in the amended declaration, the property trustee may hold a meeting to have holders of trust preferred securities vote on a change or have them approve a change by written consent.

    Any trust preferred securities that we or our affiliates own will be treated as if they were not outstanding for purposes of any vote or consent of trust preferred securities. This means:

    - we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of trust preferred securities and

    - any trust preferred securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained.

INFORMATION CONCERNING DUTIES OF THE PROPERTY TRUSTEE

    For matters relating to compliance with the Trust Indenture Act, the property trustee of the trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The property trustee, other than during the occurrence and continuance of an event of default under the trust, undertakes to perform only such duties as are specifically set forth in the amended declaration and, upon an event of default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers given it by the applicable amended declaration at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the trust preferred securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the property trustee to take any action following an event of default.

MISCELLANEOUS

    The regular trustees of a trust are authorized and directed to conduct the affairs of the trust and to operate the trust in such a way that

    - it will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

    - it will be classified as a grantor trust for United States federal income tax purposes; and

    - the junior subordinated debt securities held by it will be treated as our indebtedness for the United States federal income tax purposes.

    We and the regular trustees of the trust are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended declaration, that we and the regular trustees of the trust determine to be necessary or desirable for such purposes.

    Holders of trust preferred securities have no preemptive or similar rights.

    The trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

GOVERNING LAW

    The amended declaration and the related trust preferred securities will be governed by and construed in accordance with the laws of the State of Delaware and the Trust Indenture Act.

            DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEE

GENERAL

    We will execute a trust preferred securities guarantee, which benefits the holders of trust preferred securities, at the time that a trust issues those trust preferred securities. The trust preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act and will be held for the benefit of holders of trust preferred securities by a guarantee trustee meeting the requirements of the Trust Indenture Act. Unless otherwise indicated in a prospectus supplement, Wilmington Trust Company will be the guarantee trustee.

GUARANTEE PAYMENT

    This section summarizes the general terms of the guarantees that we will provide in respect of the preferred securities that the trusts may offer. The summary in this section does not describe every aspect of the guarantee and is subject to and qualified in its entirety by reference to any description in the related prospectus supplement and to all the provisions of the guarantee agreements. The form of the guarantee agreement is filed as an exhibit to the registration statement.

    We will irrevocably agree, as described in the trust preferred securities guarantee, to pay in full, to the holders of the trust preferred securities issued by a trust, the following trust preferred securities guarantee payments when due to the extent not paid by the trust, regardless of any defense, right of set-off or counterclaim which the trust may have or assert:

    - any accrued and unpaid distributions required to be paid on the trust preferred securities, to the extent that the trust has funds available to make the payment;

    - the redemption price, to the extent that the trust has funds available to make the payment; and

    - upon a voluntary or involuntary dissolution and liquidation of the trust (other than in connection with a distribution of junior subordinated debt securities to holders of such trust preferred securities or the redemption of all such trust preferred securities), the lesser of

       (1) the aggregate of the liquidation amount specified in the prospectus supplement for each trust preferred security plus all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent the trust has funds available to make the payment and

       (2) the amount of assets of the trust remaining available for distribution to holders of its trust preferred securities upon a dissolution and liquidation of the trust ("liquidation payment").

    Our obligation to make a trust preferred securities guarantee payment may be satisfied by directly paying the required amounts to the holders of the trust preferred securities or by causing the trust to pay the amounts to the holders.

    The combined operation of our obligations under the junior subordinated indenture and the trust preferred securities guarantee and amended declaration has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under its trust preferred securities.

STATUS OF THE TRUST PREFERRED SECURITIES GUARANTEE

    The trust preferred securities guarantee will constitute an unsecured obligation of ours and will rank:

    - subordinated and junior in right of payment to all of our other liabilities, including the junior subordinated debt securities, except those liabilities made equal or subordinate to the guarantee by their terms; and

    -  senior to the following:

       (1) all capital stock issued by us, other than the most senior preferred shares issued, from time to time, by us, which will rank equally with the guarantee, and

       (2) any guarantee entered into by us relating to our capital stock, other than the most senior preferred shares issued, from time to time, by us.

    The trust preferred securities guarantee will rank equally with obligations under other guarantee agreements that we may enter into from time to time if both:

    - the agreements are in substantially the form of the preferred securities guarantee and provide for comparable guarantees payment on preferred securities issued by other trusts or financing vehicles of ours; and

    - the debt relating to those preferred securities are junior subordinated, unsecured indebtedness of ours.

    By acceptance of the trust preferred securities, holders accept the subordination provisions and other terms of the trust preferred securities guarantee. The holder of the guaranteed security may sue us or seek other remedies, to enforce its rights under the trust preferred securities guarantee without first suing any other person or entity. The trust preferred securities guarantee will not be discharged except by payment of the guarantee payments in full to the extent not previously paid or upon distribution of the corresponding series of junior subordinated debt securities to the holders of trust preferred securities under the terms of the amended declaration.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not adversely affect the rights of holders of trust preferred securities in any material respect, in which case no consent of such holders will be required, a trust preferred securities guarantee may only be amended with the prior approval of the holders of a majority in aggregate liquidation amount of such trust preferred securities. We have described the way to obtain any approval under "Description of the Trust Preferred Securities--Voting Rights; Amendment of Declaration." All guarantees and agreements contained in the trust preferred securities guarantee will be binding on our successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the applicable trust preferred securities.

TRUST PREFERRED SECURITIES GUARANTEE EVENTS OF DEFAULT

    An event of default under the trust preferred securities guarantee occurs if we fail to make any of our required payments or perform our obligations under the trust preferred securities guarantee.

    The holders of at least a majority in aggregate liquidation amount of the trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee or to direct the exercise of any trust or power given to the guarantee trustee under the trust preferred securities guarantee.

INFORMATION CONCERNING DUTIES OF THE TRUST PREFERRED GUARANTEE TRUSTEE

    The guarantee trustee under the trust preferred securities guarantee, other than during the occurrence and continuance of an event of default under the trust preferred securities guarantee, will only perform the duties that are specifically described in the trust preferred securities guarantee. After such a default, the trust preferred guarantee trustee will exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of its powers as described in the trust preferred securities guarantee at the request of any holder of covered trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

TERMINATION OF THE TRUST PREFERRED SECURITIES GUARANTEE

    The trust preferred securities guarantee will terminate once the trust preferred securities are paid in full or upon distribution of the corresponding series of junior subordinated debt securities to the holders of the trust preferred securities. The trust preferred securities guarantee will continue to be

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
effective or will be reinstated if at any time any holder of trust preferred securities must restore payment of any sums paid under such trust preferred securities or such trust preferred securities guarantee.

GOVERNING LAW

    The trust preferred securities guarantee will be governed by and construed in accordance with the laws of the State of New York and the Trust Indenture Act.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
                    THE TRUST PREFERRED SECURITIES GUARANTEE
             AND THE SUBORDINATED DEBT SECURITIES HELD BY THE TRUST

    Payments of distributions and redemption and liquidation payments due on the trust preferred securities, to the extent the trust has funds available for the payments, will be guaranteed by us to the extent described above under "Description of the Trust Preferred Securities Guarantee." The combined operation of our obligations under the trust preferred securities guarantee, amended declaration and the junior subordinated indenture has the effect of providing a full, irrevocable and unconditional guarantee of each of the trusts' obligations under its trust preferred securities.

    As long as we make payments of interest and other payments when due on the junior subordinated debt securities held by a trust, such payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the trust preferred securities issued by the trust. This is because:

    - the aggregate principal amount of the junior subordinated debt securities will be equal to the sum of the aggregate liquidation amount of the trust securities;

    - the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

    - we will pay for any and all costs, expenses and liabilities of each trust except the trust's obligations under its trust preferred securities; and

    - each amended declaration provides that a trust will not engage in any activity that is not consistent with the limited purposes of the trust.

    If and to the extent that we do not make payments on such junior subordinated debt securities, the trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, you will not be able to rely upon the trust preferred securities guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your pro rata share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of trust preferred securities under the amended declaration to the extent we make a payment to you in any such legal action.

    A holder of any trust preferred security may sue us, or seek other remedies, to enforce its rights under the trust preferred securities guarantee without first suing the guarantee trustee, the trust or any other person or entity.

                              PLAN OF DISTRIBUTION

    We may sell common stock, preferred stock, any series of debt securities or guarantees and the trusts may sell trust preferred securities in one or more of the following ways from time to time:

    -  to underwriters for resale to the public or to institutional investors;

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
    -  directly to institutional investors; or

    -  through agents to the public or to institutional investors.

    The offered securities may be distributed periodically in one or more transactions at:

    -  a fixed price or prices, which may be changed;

    -  market prices prevailing at the time of sale;

    -  prices related to the prevailing market prices; or

    -  negotiated prices.

    In connection with the sale of offered securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of offered securities for whom they may act as agent. Underwriters or agents may sell offered securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    The prospectus supplement will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to us or the trusts, as the case may be, from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

    If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

    Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

    Underwriters, dealers, and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters and agents may be entitled under agreements entered into with us and/or the trusts to indemnification by us and/or the trusts against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

    Underwriters and agents and/or their affiliates may engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

    Each series of offered securities will be a new issue of securities and will have no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange subject to official notice of issuance. Other securities may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us or by a trust for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

                         VALIDITY OF OFFERED SECURITIES

    The validity of the offered securities will be passed upon for us by Crowe & Dunlevy, A Professional Corporation, and for the underwriters or agents, if any, by a firm named in the prospectus supplement relating to the particular security. Certain matters of Delaware law relating to the trust preferred securities will be passed upon on behalf of the trusts by Richards, Layton & Finger, P.A., special Delaware counsel to the trusts.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule, as amended, included in our Annual Report on Form 10-K as amended for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule, as amended, are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Any future audited financial statements and the reports with respect to such audited financial statements of our independent public accountants hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the authority of that firm as experts in giving those reports to the extent such firm has audited those financial statements and consented to the use of their reports with respect to such audited financial statements.

    Certain estimates of our oil and gas reserves and related information as of December 31, 1998 included in our Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated by reference in this prospectus and elsewhere in the registration statement have been derived from engineering reports prepared by our engineers and reviewed and reported on by Ryder Scott Company, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report. Future estimates of oil and gas reserves and related information hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of any such firm as experts regarding the matters contained in their reports, to the extent such firm has consented to the use of their reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference rooms at:

    -  450 Fifth Street, N.W.
       Room 1024
       Washington, D.C. 20549;

    -  Seven World Trade Center
       13th Floor
       New York, New York 10048; and

    -  Citicorp Center
       500 West Madison Street
       Suite 1400
       Chicago, Illinois 60601.

    You may call the SEC at (202) 942-8090 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

    New York Stock Exchange
    20 Broad Street
    New York, New York 10005.

    We have filed a registration statement on Form S-3 with the SEC that covers the securities described in this prospectus. For further information about us, the trusts and the securities, you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of contracts and other documents. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement. The registration statement can be obtained from the SEC in the ways described above, or from us.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Certain information we file with SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

    We incorporate by reference the following document which we have filed with the SEC:

    - Annual Report on Form 10-K as amended for the year ended December 31, 1998; and

    - Quarterly Reports on Form 10-Q as amended for the quarters ended March 31, 1998 and June 30, 1999.

    We also incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

    You may request a copy of these filings, at no cost, by contacting us at:

    Investor Relations Department
    Louis Dreyfus Natural Gas Corp.
    14000 Quail Springs Parkway, Suite 600
    Oklahoma City, Oklahoma 73134-2600.

                                5,000,000 SHARES

                        LOUIS DREYFUS NATURAL GAS CORP.

                                  COMMON STOCK

                                     [LOGO]

                                   ---------

                             PROSPECTUS SUPPLEMENT
                                          , 2000

                                 --------------

                                LEHMAN BROTHERS

                              SALOMON SMITH BARNEY

                         BANC OF AMERICA SECURITIES LLC

                             DAIN RAUSCHER WESSELS

                             PRUDENTIAL SECURITIES